PROSPECTUS

JULY 3, 1997
                                3,150,000 SHARES
       [LOGO]                  HAGLER BAILLY, INC.
                                  COMMON STOCK

     Of the 3,150,000 shares of Common Stock being offered hereby, 2,500,000 shares are being sold by the Company and 650,000 shares are being sold by the Selling Stockholders. The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to this Offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "HBIX."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------
                      PRICE            UNDERWRITING           PROCEEDS            PROCEEDS TO
                     TO THE            DISCOUNTS AND           TO THE             THE SELLING
                     PUBLIC           COMMISSIONS (1)        COMPANY (2)         STOCKHOLDERS
----------------------------------------------------------------------------------------------
Per Share....        $14.00                $0.98               $13.02               $13.02
Total (3)....      $44,100,000          $3,087,000           $32,550,000          $8,463,000
----------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses estimated at $1,125,000, which will be paid by the Company.

(3) Certain of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 472,500 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholders will be $50,715,000, $3,550,050, $32,550,000 and $14,614,950,
    respectively. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders pursuant to the Underwriters' over-allotment, if exercised. See "Underwriting" and "Principal and Selling Stockholders."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New York, on or about July 9, 1997.

DONALDSON, LUFKIN & JENRETTE                               MONTGOMERY SECURITIES
  SECURITIES CORPORATION

1. Map With Location of Company's Headquarters, Principal Offices and Branch and Project Offices




     This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE SHORT COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial data appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes (i) an adjustment to reflect a 6.915081 for-one stock split effected on April 14, 1997 (the "Recapitalization"); and
(ii) no exercise of the Underwriters' over-allotment option. See "Underwriting." Unless otherwise indicated, all references to "Hagler Bailly" or the "Company" include the Company and its subsidiaries.

                                  THE COMPANY

     Hagler Bailly is a worldwide provider of a broad array of management consulting and other advisory services to the private and public sectors of the energy, utility and environmental industries. The Company offers a wide range of management consulting, litigation support and specialized financial advisory services to corporations, primarily electric and gas utilities and independent power producers, worldwide. The Company also advises government institutions in the United States and abroad on a broad range of energy, utility and environmental infrastructure and public policy issues. Since its inception in 1980, Hagler Bailly has performed in excess of 1,900 consulting assignments for more than 750 clients in approximately 100 countries. In 1996, the Company performed over 220 assignments for more than 125 clients in over 30 countries. Revenues from the Company's ten most significant clients accounted for approximately 67.3%, 73.1%, 68.9% and 70.9% of its total revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively. In the past 16 years, the Company has grown from a single office to a worldwide network of operations with principal offices in six cities in the United States and five other countries. Over the past three years, the Company's total revenues and consulting revenues have grown at a compound annual rate of 30.8% and 31.2%, respectively, and have grown 25.2% and 32.9%, respectively, from 1995 to 1996.

     Hagler Bailly offers its clients a comprehensive array of consulting services, from assisting the client to shape its vision to strategic planning, selection of appropriate solutions, implementation, financing and on-going management. These services are offered in five practice areas: corporate strategy and management; economic analysis and litigation support; infrastructure planning and development; financial advisory; and environmental management. These practices work together synergistically to provide clients with the full range of services and capabilities of the Company. The Company's services are designed to provide tangible value to clients. This implies relying less on formulaic approaches and concepts, and more on custom-tailored solutions based on an assessment of the client's unique situation and needs. In particular, the Company believes that in order to create tangible value for its clients in the future, it must be equipped to package traditional consulting capabilities such as functional expertise (e.g., in marketing, energy supply and logistics), industry insight and information with management, technology and capital resources. In this respect, the Company may, from time to time, invest its own capital (either directly or through third parties) and other resources in technologies or projects that are becoming critical components for clients implementing market-based strategies.

     As a result of powerful regulatory, economic and technological forces, the Company believes the energy, utility and environmental industries, in particular the electric and gas utility sector, are undergoing rapid and profound changes. Hagler Bailly believes that both in the private and public sectors, the trends toward globalization, restructuring and digitalization (i.e., developments in information systems and related technologies) are creating an increasing demand for the traditional management consulting and related services offered by the Company, such as planning, cost control, business process re-engineering, organizational development and public policy analysis. In the private sector, the Company has developed, is currently offering and will market aggressively, six integrated consulting solutions for clients trying to adapt to this evolving market: (i) growing the revenue stream; (ii) reforming and restructuring contracts; (iii) building the technological spine; (iv) responding to globalization; (v) identifying and closing enabling transactions; and (vi) managing environmental constraints. In the public sector, the Company will continue to focus on selective opportunities both in the United States and abroad, including the restructuring and privatization of electric, gas and water utilities, energy and water efficiency, global climate change management and environmental management.

     Hagler Bailly believes that several factors distinguish it from its competitors and position it to capitalize on this growing demand for consulting services in the energy, utility and environmental markets worldwide, including:
(i) industry focus in these target markets; (ii) full service capabilities;
(iii) existing global infrastructure; (iv) established client relationships; (v) public sector insight; (vi) knowledge base; (vii) experienced team of management and consultants; and (viii) established global visibility.

     Hagler Bailly's overall growth strategy includes the following elements:
(i) retaining its focus on the energy, utility and environmental markets; (ii) leveraging its existing global infrastructure; (iii) focusing on solving mission-critical problems for clients; (iv) attracting and retaining world-class staff; (v) pursuing strategic acquisitions; (vi) using creative compensation agreements with clients; and (vii) utilizing existing relationships to combine capital and consulting services.

     Over the past year, the Company's practice has increasingly focused on providing management consulting services to private sector clients.

                                  THE OFFERING

Common Stock offered by the Company......................  2,500,000 shares

Common Stock offered by the Selling
Stockholders.............................................  650,000 shares

Common Stock to be outstanding after
the Offering.............................................  7,982,516 shares(1)

Use of proceeds..........................................  Approximately $13.5 million to repay all outstanding debt and approximately $17.9 million to fund general corporate
                                                           purposes, including working capital and possible
                                                           acquisitions of complementary businesses. See "Use of
                                                           Proceeds."

Nasdaq National Market Symbol............................  HBIX

------------------
(1) Excludes 1,056,565 shares of Common Stock issuable upon the exercise of outstanding options currently outstanding under the Company's Employee Incentive and Non-Qualified Stock Option and Restricted Stock Plan (the "Stock Plan"). See Note 10 to Consolidated Financial Statements and "Management -- Long-Term Incentive Plan."

                             SUMMARY FINANCIAL DATA

                                                                                                         THE COMPANY(1)
                                                              THE PREDECESSOR(1)               -----------------------------------
                                                 --------------------------------------------                              THREE
                                                                                                                          MONTHS
                                                           YEARS ENDED              JAN. 1,      MAY 26,                   ENDED
                                                          DECEMBER 31,              1995 TO      1995 TO    YEAR ENDED   MARCH 31,
                                                 -------------------------------    MAY 25,     DEC. 31,     DEC. 31,    ---------
                                                   1992       1993       1994        1995         1995        1996(2)      1996
                                                 ---------  ---------  ---------  -----------  -----------  -----------  ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Consulting revenues........................  $  15,082  $  18,053  $  22,531   $  10,978    $  18,194    $  38,762   $   9,378
    Subcontractor and other revenues...........      7,869      8,796     13,437       8,897       11,119       22,821       5,635
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
        Total revenues.........................     22,951     26,849     35,968      19,875       29,313       61,583      15,013
  Cost of services.............................     18,460     21,653     29,122      16,529       23,811       48,786      11,802
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
  Gross profit.................................      4,491      5,196      6,846       3,346        5,502       12,797       3,211
  Selling, general and administrative..........      3,167      3,679      4,836       2,452        3,230        8,583       1,986
  Stock and stock option compensation(4).......         --         --         --          --           --        6,172          --
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
  Income (loss) from operations................      1,324      1,517      2,010         894        2,272       (1,958)      1,225
  Other income (expense), net..................        (56)        (9)        12         (20)        (637)        (904)       (253)
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
  Income (loss) before income tax expense......      1,268      1,508      2,022         874        1,635       (2,862)        972
  Income tax expense...........................        453        620        843         362          725          797         391
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
  Net income (loss)............................  $     815  $     888  $   1,179   $     512    $     910    $  (3,659)  $     581
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
                                                 ---------  ---------  ---------   ---------    ---------    ---------   ---------
  Net income (loss) per share..................           *          *          *           *   $    0.15    $   (0.58)  $    0.09
                                                                                                ---------    ---------   ---------
                                                                                                ---------    ---------   ---------
  Weighted average shares
    outstanding................................           *          *          *           *       5,907        6,274       6,367


                                                   THREE
                                                  MONTHS
                                                  ENDED
                                                 MARCH 31,
                                                 ---------
                                                  1997(3)
                                                 ---------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Consulting revenues........................  $  10,779
    Subcontractor and other revenues...........      5,833
                                                 ---------
        Total revenues.........................     16,612
  Cost of services.............................     13,028
                                                 ---------
  Gross profit.................................      3,584
  Selling, general and administrative..........      1,984
  Stock and stock option compensation(4).......         65
                                                 ---------
  Income (loss) from operations................      1,535
  Other income (expense), net..................       (241)
                                                 ---------
  Income (loss) before income tax expense......      1,294
  Income tax expense...........................        529
                                                 ---------
  Net income (loss)............................  $     765
                                                 ---------
                                                 ---------
  Net income (loss) per share..................  $    0.12
                                                 ---------
                                                 ---------
  Weighted average shares
    outstanding................................      6,240

------------------
* Due to the acquisition of the Predecessor on May 25, 1995, and the change in capital structure, earnings per share information for these periods are not meaningful and accordingly are not presented.

                                                       THE PREDECESSOR(1)                          THE COMPANY(1)
                                                 -------------------------------  ------------------------------------------------
                                                              AS OF                      AS OF                    AS OF
                                                          DECEMBER 31,                DECEMBER 31,            MARCH 31, 1997
                                                 -------------------------------  --------------------  --------------------------
                                                   1992       1993       1994       1995       1996      ACTUAL    AS ADJUSTED(5)
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents....................  $   1,240  $     950  $     566  $     671  $   1,433  $     752     $  19,637
  Working capital..............................      1,278      1,798      2,992      2,538      3,821      3,924        28,427
  Total assets.................................     11,144     11,707     14,801     24,500     27,747     32,780        51,665
  Total debt...................................         --         --         --     12,050     10,312     12,540            --
  Total stockholders' equity...................      3,362      4,250      5,429      3,978      7,238      8,202        39,627
  Common stock and cash dividends declared.....         --         --         --         --         --         --            --

------------------
(1) Effective May 25, 1995, the management of RCG/Hagler Bailly, Inc. ("RCG/HB" or the "Predecessor"), a wholly-owned subsidiary of RCG International, Inc. ("RCG"), acquired all of the voting stock of RCG/HB. See "The Company" and "Certain Transactions."
(2) The statement of operations data for the year ended December 31, 1996 includes the following expenses: (a) approximately $0.5 million of cost of services, representing that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted in January 1997 been in effect for all of 1996; (b) approximately $1.0 million of interest expense included in other income (expense), net, related to the Company's outstanding debt that would have been repaid with the proceeds of the Offering; and (c) approximately $6.2 million in stock and stock option compensation representing the non-recurring, non-cash compensation expense in connection with the amendment to the Stock Plan and a reclassification of the Company's Common Stock described in footnote 4 below. The net impact of the foregoing on the Company's Statement of Operations for the year ended December 31, 1996 was to decrease income before income tax expense by approximately $7.7 million and net income by approximately $6.6 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%. Excluding the foregoing, income before income tax expense for the year ended December 31, 1996 would have been approximately $4.9 million and net income would have been approximately $2.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Executive Compensation."
(3) The statement of operations data for the three months ended March 31, 1997 includes approximately $0.3 million of interest expense included in other income (expense), net, related to the Company's outstanding debt that would have been repaid with the proceeds of the Offering. The net impact of the foregoing on the Company's Statement of Operations for the three months ended March 31, 1997 was to decrease income before income tax expense by approximately $0.3 million and net income by approximately $0.2 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%. Excluding the foregoing, income before income tax expense for the three months ended March 31, 1997 would have been approximately $1.6 million and net income would have been approximately $0.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Executive Compensation."
(4) In connection with an amendment to the Stock Plan and a reclassification of its Common Stock, each effective December 31, 1996, the Company incurred non-recurring, non-cash charges to operations amounting to $4.6 million for options and $1.6 million for stock, respectively, in 1996. In connection with a stock bonus to an employee, the Company incurred a non-cash compensation charge to operations in the first quarter of 1997 of $65,000. See Note 10 to Consolidated Financial Statements and "Certain Transactions."
(5) Adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds as set forth in "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

DEPENDENCE ON KEY EMPLOYEES

     The success of Hagler Bailly is highly dependent upon the efforts, abilities, business generation capabilities and project execution of its Executive Officers and Managing Directors, in particular those of Henri-Claude
A. Bailly, the Company's President, Chief Executive Officer and Chairman of the Board. The Company does not have an employment agreement with any of these individuals, with the exception of Mr. Bailly. The loss of the services of any of these individuals for any reason, in particular Mr. Bailly, could have a material adverse effect upon the Company's business, operating results and financial condition, including its ability to secure and complete engagements. The Company maintains a key-man life insurance policy on Mr. Bailly in the amount of $2.0 million. The Company has entered into a non-competition agreement with each of its Executive Officers, Managing Directors and directors which provides that each will not compete with the Company for a two-year period following the closing of the Offering. See "Management."

ATTRACTION, RETENTION AND MANAGEMENT OF PROFESSIONAL AND ADMINISTRATIVE STAFF

     Hagler Bailly's business involves the delivery of professional services and is labor-intensive. The Company's future performance depends in large part upon its ability to attract, develop, motivate and retain highly-skilled consultants, research associates and administrative staff, particularly senior professionals with business development skills. Qualified consultants are in great demand and there is significant competition for employees with these skills from other consulting and investment banking firms, research firms, energy companies and many other related enterprises. Many of these firms have substantially greater financial resources than the Company which they may use to attract and compensate qualified personnel. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled consultants in the future. The loss of the services of a significant number of consultants, research associates or administrative personnel could have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements. In addition, if existing or new employees are unable to achieve anticipated engagement quality or schedule requirements, utilization levels, billing rates, or other performance measures to meet such growth, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business -- Human Resources."

CONCENTRATION OF REVENUES

     Substantially all of the revenues of Hagler Bailly are derived from private and public clients involved in the energy, utility and environmental industries. As a result of the Company's focus on energy, utility and environmental consulting, its business, financial condition and results of operations are influenced by factors affecting these industries, including changing political, economic and regulatory influences that may affect the procurement practices and operation of energy, utility and environmental service providers. In particular, many electric and gas utilities are consolidating to create larger organizations or strategic alliances. These consolidations and alliances will reduce the number of potential customers for the Company's services and may also create conflicts of interest between clients. In addition, these consolidations and alliances may result in the acquisition of certain of the Company's key clients, and such clients may scale back or terminate their relationship with the Company following their acquisition. Similarly, cutbacks in the energy and/or environmental budgets of the United States and other governments could result in the scale back or termination of some of the Company's public sector contracts. The impact of these developments in the energy, utility and environmental industries is difficult to predict and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Principal Clients and Representative Engagements."

CLIENT CONCENTRATION

     Hagler Bailly derives a significant portion of its revenues from a relatively limited number of clients. For example, revenues from the Company's ten most significant clients accounted for approximately 67.3%, 73.1%, 68.9% and 70.9% of its total revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively. The United States Agency for International Development ("USAID") is the Company's single largest client, accounting for approximately 36.8%, 42.2%, 53.1% and 52.2% of the Company's total revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively (approximately 24.3%, 26.9%, 39.4% and 40.5% of consulting revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively). As of March 31, 1997, the Company has seven separate contracts with four separate offices of this agency. In addition, revenues from engagements with three separate business units of Central Illinois Light Company accounted for approximately 12.3% of the Company's total revenues in 1996 (approximately 17.1% of consulting revenues) and 7.4% for the first three months of 1997 (approximately 9.9% of consulting revenues). Clients typically retain the Company as needed on an engagement basis rather than pursuant to long-term contracts, and a client can usually terminate an engagement at any time without a significant penalty. Moreover, there can be no assurance that the Company's existing clients will continue to engage the Company for additional assignments or do so at the same revenue levels. The loss of any significant client could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the level of the Company's consulting services required by an individual client can diminish over the life of its relationship with the Company, and there can be no assurance that the Company will be successful in establishing relationships with new clients as this occurs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Principal Clients and Representative Engagements" and "Business -- Commercial and Public Sector Contracts."

PARTNERING ARRANGEMENTS

     Historically, Hagler Bailly's revenues have been generated either on a standard daily rates basis or a cost plus fixed-fee basis. In the future, the Company anticipates an increasing portion of its management consulting services will be billed pursuant to alternative pricing arrangements which may include incentive and success-based fees (i.e., fees that are based on meeting specific performance milestones). In addition, the Company anticipates that it will pursue, in certain select instances, opportunities to invest its own capital and other resources in partnering arrangements involving early stage energy-related technologies and projects in the energy, utilities and environmental industries. The Company has limited prior experience investing its own funds in external ventures. Since the Company has not yet identified any prospective investment opportunities, there is no basis to evaluate the possible merits or risks of any such investments. Such compensation arrangements and investments may result in significant time delays between the incurrence of costs in delivering services and the receipt of the related fee or return on invested capital, as the case may be. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

PUBLIC SECTOR MARKET AND CONTRACTING RISKS

     Approximately 52.3% and 64.8% of Hagler Bailly's total revenues in 1996 and 1995, respectively (approximately 37.2% and 53.2% of consulting revenues in 1996 and 1995, respectively), were derived from contracts or subcontracts with public sector clients. Consulting to public sector customers is subject to detailed regulatory requirements and public policies, as well as to funding priorities. Contracts with public sector customers may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, public sector contracts may generally be terminated for a variety of factors, including when it is in the best interests of the respective government. There can be no assurance that these factors or others unique to contracts with governmental entities will not have a material adverse effect on the Company's future results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Commercial and Public Sector Contracts."

INTERNATIONAL OPERATIONS

     Hagler Bailly operates either principal, branch or project offices in a total of 16 foreign countries and one office in another foreign country that is operated by a subsidiary of which the Company owns a minority interest. The Company expects to continue to expand its international operations and offices. Expansion into new geographic regions requires considerable management and financial resources and may negatively impact the Company's near-term results of operations. The Company's international operations are subject to numerous potential challenges and risks, including war, civil disturbances, other political and economic conditions in various jurisdictions such as tariffs and other trade barriers, longer accounts receivable collection cycles, fluctuations in currency and potentially adverse tax consequences. There can be no assurance that such international factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Instruments and Risk Management" and "Business -- Principal Clients and Representative Engagements."

INTENSE COMPETITION

     The market for consulting services in the energy, utility and environmental industries is intensely competitive, highly fragmented and subject to rapid change, and such competition is likely to increase in the future. Many of the Company's competitors have greater personnel, financial, technical and marketing resources than the Company. The Company also competes with its clients' internal resources, particularly where such resources represent a fixed cost to the client. This source of competition may heighten as consolidation of electric and gas utility and other energy industry companies creates larger organizations. In the private sector, the Company believes the key competitive factors are quality and service, followed by price, while in the public sector the Company believes the key competitive factors are price and service. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; HISTORICAL OPERATIONS AND PERFORMANCE ARE NOT NECESSARILY INDICATIVE OF FUTURE OPERATIONS AND PERFORMANCE

     Variations in Hagler Bailly's revenues and operating results occur from quarter to quarter as a result of a number of factors, such as the number and significance of client engagements commenced and completed during a quarter, delays incurred in connection with an engagement, the number of business days in a quarter, employee hiring and utilization rates, the ability of clients to terminate engagements without penalties, the size and scope of engagements, the nature of the fee arrangement, the seasonality of the spending cycle of public sector clients (especially that of the United States government), the timing of new office openings, return on investment capital and general economic and political conditions. Variation in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. To the extent that increases in the number of professional personnel are not followed by corresponding increases in revenues, the Company's operating results could be materially and adversely affected.

     Further, as a result of these factors, results of any one quarter are not necessarily indicative of any succeeding quarter or of the year in question and historical operations and performance are not necessarily indicative of future operations and performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Unaudited Quarterly Results."

RISKS RELATED TO POSSIBLE ACQUISITIONS

     An element of Hagler Bailly's strategy is to expand its operations through the acquisition of complementary businesses. Although the Company has successfully acquired firms in the past, it does not have any binding agreement to acquire any businesses at this time. There can be no assurance that the Company will be able to identify, acquire, profitably manage or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Moreover, competitors of the Company are also soliciting acquisition candidates, which could result in an increase in the price of acquisition targets and a decrease in the number of attractive companies available for acquisition. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, increased costs to improve managerial, operational, financial and administrative systems, unanticipated events or circumstances, legal liabilities, increased interest expense and amortization of acquired intangible assets, some or all of which could have a materially adverse impact on the Company's business, operating results and financial condition. Client satisfaction or performance problems at a single acquired firm could have a materially adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Growth Strategy."

LIMITED PROTECTION OF PROPRIETARY SYSTEMS AND PROCEDURES

     Hagler Bailly's performance is in part dependent upon its internal information and communication systems, data bases, tools, and the methods and procedures that it has developed specifically to serve its clients. The Company relies on a combination of nondisclosure and other contractual arrangements and copyright, trademark and trade secret laws to protect its proprietary systems, information and procedures. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its proprietary rights. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into costly litigation or materially adverse settlements to litigation, regardless of the merits of such claims. See "Business -- Competitive Strengths."

PROFESSIONAL AND OTHER LIABILITY

     Hagler Bailly's services involve risks of professional and other liability. If the Company were found to have been negligent or to have breached its obligations to its clients, the Company could be exposed to significant liabilities and its reputation could be adversely affected. In connection with many of its public sector engagements, the Company employs the services of local staff and consultants who are treated as independent contractors. Negligent or illegal acts or ethical violations by these independent contractors could adversely affect the Company. The Company maintains professional liability insurance to an aggregate maximum of $10.0 million. See "Business -- Human Resources."

SIGNIFICANT UNALLOCATED NET PROCEEDS

     A substantial portion of the estimated net proceeds of this Offering have not been designated for specific uses. Therefore, the Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of the Offering. See "Use of Proceeds."

BENEFITS OF OFFERING TO SELLING STOCKHOLDERS

     In connection with the Offering, the Selling Stockholders, some of whom are officers or directors of the Company, will receive substantial benefits. The Selling Stockholders will receive substantial proceeds from the Offering and certain other benefits in connection with the Offering. The Offering will establish a public market for the Common Stock and provide increased liquidity to the Selling Stockholders for the shares of Common Stock they will own after the Offering. After deduction of estimated underwriting discounts and commissions, the aggregate realized gain as a result of the Offering by the Selling Stockholders will be approximately $8.0 million ($13.6 million if the Underwriters' over-allotment option is exercised in full). See "Use of Proceeds," "Dilution," "Principal and Selling Stockholders" and "Certain Transactions."

CONTROL BY PRINCIPAL STOCKHOLDERS

     After completion of the Offering, the Selling Stockholders will beneficially own approximately 60.5% of the Company's outstanding shares of Common Stock (approximately 54.6% if the Underwriters' over-allotment option is exercised in full), not including outstanding options to purchase Common Stock. As a result, these stockholders will continue to be able to control the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change of control of the Company at a price which might represent a premium over the market price of the Common Stock. See "Principal and Selling Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock was determined by negotiations among management of the Company, the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for the factors considered in determining the initial public offering price per share. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering. The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, announcements or terminations of new services, offices, contracts, acquisitions or strategic alliances by the Company or its competitors, as well as changes in the market conditions in the energy, utilities and environmental industries, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and other factors. In addition, the stock market experiences volatility which affects the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. In the past, following periods of significant volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources. Any of these results could have a material adverse effect on the Company's business, operating results and financial condition.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of $9.97 in the pro forma net tangible book value per share of Common Stock. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

DIVIDEND POLICY

     Hagler Bailly has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain all earnings for the development of its business. See "Dividend Policy."

CERTAIN ANTI-TAKEOVER EFFECTS

     Hagler Bailly's Amended and Restated Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include a board of directors which is divided into three classes, each of which is elected to serve staggered three-year terms, and By-Law provisions under which only the Chairman of the Board, a majority of the Board of Directors or stockholders owning at least 50.0% of the Company's capital stock may call meetings of the stockholders and which require certain advance notice procedures for nominating candidates for election to the Board of Directors. Also, the Board of Directors of the Company is authorized to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law that prohibits the Company from engaging in a "business combination" with an "interested stockholder" unless the business combination is approved in a prescribed manner. These provisions could also have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Common Stock. See "Management -- Executive Officers and Directors" and "Description of Capital Stock -- Anti-takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation, By-Laws and Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately after completion of the Offering, the Company will have 7,982,516 shares of Common Stock outstanding, of which the 3,150,000 shares (3,622,500 shares if the over-allotment option is exercised in full) sold pursuant to the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are acquired by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act ("Rule 144"). Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. In addition, 1,056,565 shares of Common Stock are issuable upon the exercise of outstanding stock options (of which options to acquire 478,802 shares are currently exercisable), which shares may be registered by the Company under the Securities Act and become freely tradeable without restriction. The Company, together with each of its stockholders (holding in the aggregate 4,832,516 shares of Common Stock upon consummation of the Offering or 4,360,016 shares if the over-allotment option is exercised in full), have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, grant any right or warrant for the sale of, or otherwise dispose of, directly or indirectly, any common stock, or any securities convertible into or exchangeable or exercisable for Common Stock, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

                                  THE COMPANY

     The Company was founded in 1980 as Hagler Bailly & Company, Inc. In 1984, it was acquired by RCG, an indirect subsidiary of Reliance Group Holdings, Inc. and in 1987 was renamed RCG/Hagler Bailly, Inc. In May 1995, the management of RCG/HB completed the purchase of the Company from RCG (the "Management Buy-Out"). The Management Buy-Out was structured as a stock purchase of the outstanding capital stock of RCG/HB and was principally financed by a secured senior term bank loan from State Street Bank and Trust Company ("Secured Senior Bank Loan") and a subordinated loan from RCG ("Subordinated Loan"). The remainder of the Management Buy-Out was financed by the proceeds of the sale of Hagler Bailly's common stock to certain employees and directors, all of whom are Selling Stockholders. The Company currently operates through its three primary wholly-owned subsidiaries, Hagler Bailly Services, Inc. ("Hagler Bailly Services"), Hagler Bailly Consulting, Inc. ("Hagler Bailly Consulting") and HB Capital, Inc. ("HB Capital"), in addition to several foreign wholly-owned subsidiaries through which its foreign operations are conducted.

     The Company was incorporated in Delaware in May 1995. The Company's headquarters are located at 1530 Wilson Boulevard, Suite 900, Arlington, VA 22209, and its telephone number is (703) 351-0300.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and other estimated offering expenses, all of which are payable by the Company, are estimated to be approximately $31.4 million. The Company will not receive any of the net proceeds from the shares of Common Stock sold by the Selling Stockholders.

     The Company will use approximately $4.6 million of the estimated net proceeds from the Offering to repay all amounts outstanding under the Subordinated Loan, which bears interest at a fixed rate of 9.5% per annum (which, after March 31, 1997, was amended so that the rate increases to 11.5% per annum at any time the Company has in excess of $4.5 million outstanding on its line of credit with State Street Bank and Trust Company) and has a balloon payment due in May 2001 which is accelerated in the event the Company completes this Offering, and approximately $3.3 million to repay all amounts outstanding under the Secured Senior Bank Loan, which bears interest at the London Inter-Bank Offering Rate ("LIBOR") plus 2.0% (7.8% at June 30, 1997) and matures in May 1999. See Notes 8 and 14 to Consolidated Financial Statements. The Company will also use a portion of the estimated net proceeds to repay all amounts outstanding under the Company's bank line of credit with State Street Bank and Trust Company (approximately $5.6 million at June 30, 1997), a portion of which bears interest at a rate of 0.875% above the lender's prime rate and a portion of which bears interest at LIBOR plus 2.0% (a weighted average of 8.55% at June 30, 1997). In the event the Company is unable to obtain a release of RCG as guarantor on the lease for the Company's headquarters upon consummation of the Offering, the Company may use up to $3.1 million of the estimated net proceeds to fund an increase in an escrow balance required to secure its indemnity of RCG for remaining a guarantor on such lease. Hagler Bailly intends to use the remainder of the estimated net proceeds for general corporate purposes, which may include working capital, future acquisitions of complementary businesses and investment activities. The Company currently has no agreements, understandings or commitments regarding any future acquisitions or investment activities. Pending such uses, the net proceeds of the Offering will be invested in short-term, investment grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Notes 6 and 14 to Consolidated Financial Statements.

     In addition to the foregoing, the principal purposes of the Offering are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to the public equity markets, create a currency for potential acquisitions, enhance the Company's ability to use the Common Stock as a means of attracting, retaining and providing incentives to senior managers and consultants and provide working capital to fund the Company's growth strategy. See "Business -- Growth Strategy."

                                DIVIDEND POLICY

     The Company currently anticipates that it will retain all of its earnings for development of its business, and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 1997, and as adjusted to reflect the capitalization of the Company after giving effect to the sale of 2,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                           AS OF MARCH 31, 1997
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  --------------
                                                                                              (IN THOUSANDS)
Cash and cash equivalents..............................................................  $     752    $   19,637
                                                                                         ---------    ----------
                                                                                         ---------    ----------
Bank line of credit....................................................................  $   4,300            --
Current portion of long-term debt......................................................      1,319            --
                                                                                         ---------    ----------
Total short-term borrowings............................................................  $   5,619            --
                                                                                         ---------    ----------
                                                                                         ---------    ----------
Long-term debt, net of current portion.................................................  $   6,921            --
Stockholders' equity:
  Preferred Stock:
     Preferred Stock, $0.01 par value, 5,000,000 shares authorized,
     as adjusted only; none issued and outstanding.....................................         --            --
  Common Stock:
     Common Stock, $0.01 par value, 6,915,081 shares authorized,
        5,482,516 shares issued and outstanding, actual; and
        20,000,000 shares authorized and 7,982,516 shares
        issued and outstanding, as adjusted (2)........................................         55            80
  Additional paid-in capital...........................................................     10,131        41,531
  Retained deficit.....................................................................     (1,984)       (1,984)
                                                                                         ---------    ----------
     Total stockholders' equity........................................................      8,202        39,627
                                                                                         ---------    ----------
           Total capitalization........................................................  $  15,123    $   39,627
                                                                                         ---------    ----------
                                                                                         ---------    ----------

------------------
(1) Adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds as set forth in "Use of Proceeds."
(2) Excludes 1,056,565 shares of Common Stock issuable upon the exercise of outstanding options. In addition, at the date of this Prospectus, there were 1,653,204 shares of Common Stock reserved for future issuance under the Company's Stock Plan. See "Management -- Long-Term Incentive Plan."

                                    DILUTION

     As of March 31, 1997, the net tangible book value of the Company was $725,123 or $0.13 per share. Net tangible book value per share represents the amount of tangible net assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock and the application of the estimated net proceeds therefrom, the pro forma net tangible adjusted book value of the Company at March 31, 1997 would have been approximately $32.2 million, or $4.03 per share. This amount represents an immediate increase in pro forma net tangible book value of $3.90 per share to existing owners of the Company and an immediate dilution in pro forma net tangible book value of $9.97 per share to purchasers of Common Stock in this Offering. The following table illustrates this per share dilution, without giving effect to any exercise of the Underwriters' over-allotment option:

Initial public offering price per share.............................................             $   14.00
     Net tangible book value per share before the Offering..........................  $    0.13
     Pro forma increase in net tangible book value per share attributable to new
       stockholders.................................................................       3.90
                                                                                      ---------
Pro forma net tangible book value per share after the Offering......................                  4.03
                                                                                                 ---------
Pro forma dilution in net tangible book value per share to new stockholders.........             $    9.97
                                                                                                 ---------
                                                                                                 ---------

     The following table summarizes, as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors purchasing shares of Common Stock from the Company in the Offering.

                                                 SHARES PURCHASED        TOTAL CONSIDERATION
                                              ---------------------   ------------------------   AVERAGE PRICE
                                                NUMBER         %          AMOUNT          %        PER SHARE
                                              -----------  --------   --------------  --------   -------------
Existing stockholders (1)...................    5,482,516        69%  $    4,013,131        10%    $    0.73
New investors (1)...........................    2,500,000        31%      35,000,000        90%        14.00
                                              -----------  --------   --------------  --------
     Total..................................    7,982,516       100%  $   39,013,131       100%
                                              -----------  --------   --------------  --------
                                              -----------  --------   --------------  --------

 ------------------
 (1) Assumes no exercise of options outstanding as of March 31, 1997 to purchase 1,026,565 shares of Common Stock at exercise prices ranging from $0.16 to $10.00 per share and a weighted average exercise price of $5.85 per share. If any of these options are exercised, there will be further dilution to new investors. Does not reflect the sale of 650,000 shares by Selling Stockholders in the Offering. Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders of the Company to 4,832,516, or approximately 60.5% of the total shares of Common Stock outstanding after the Offering (4,360,016 shares, or approximately 54.6%, of the total shares if the Underwriters' over-allotment option is exercised in full).

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data as of December 31, 1993, 1994 and for the period from January 1, 1995 to May 25, 1995 have been derived from the audited Financial Statements of the Predecessor included elsewhere herein. The selected consolidated financial data as of December 31, 1995, 1996 and for the period from May 26, 1995 to December 31, 1995 and for the year ended 1996 have been derived from the audited Consolidated Financial Statements of the Company included elsewhere herein. The selected financial data as of December 31, 1992 and for the year then ended, are derived from the unaudited financial statements of the Predecessor, and the selected consolidated financial data as of March 31, 1996 and 1997 and for the three months then ended are derived from the unaudited consolidated financial statements of the Company which in each case includes all adjustments, consisting of only normal recurring items which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The results of operations for prior periods are not necessarily indicative of the results that may be expected for future years. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, the Predecessor Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                          THE PREDECESSOR(1)                            THE COMPANY(1)
                                             ------------------------------------------  ------------------------------------------
                                                       YEARS ENDED             JAN. 1,    MAY 26,     YEAR         THREE MONTHS
                                                      DECEMBER 31,             1995 TO    1995 TO     ENDED      ENDED MARCH 31,
                                             -------------------------------   MAY 25,   DEC. 31,   DEC. 31,   --------------------
                                               1992       1993       1994       1995       1995      1996(2)     1996      1997(3)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Consulting revenues..................... $  15,082  $  18,053  $  22,531  $  10,978  $  18,194  $  38,762  $   9,378  $  10,779
    Subcontractor and other revenues........     7,869      8,796     13,437      8,897     11,119     22,821      5,635      5,833
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Total revenues.....................    22,951     26,849     35,968     19,875     29,313     61,583     15,013     16,612
  Cost of services..........................    18,460     21,653     29,122     16,529     23,811     48,786     11,802     13,028
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit..............................     4,491      5,196      6,846      3,346      5,502     12,797      3,211      3,584
  Selling, general and
    administrative expenses.................     3,167      3,679      4,836      2,452      3,230      8,583      1,986      1,984
  Stock and stock option
    compensation (4)........................        --         --         --         --         --      6,172         --         65
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations.............     1,324      1,517      2,010        894      2,272     (1,958)     1,225      1,535
  Other income (expense), net...............       (56)        (9)        12        (20)      (637)      (904)      (253)      (241)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) before income tax expense...     1,268      1,508      2,022        874      1,635     (2,862)       972      1,294
  Income tax expense........................       453        620        843        362        725        797        391        529
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss)......................... $     815  $     888  $   1,179  $     512  $     910  $  (3,659) $     581  $     765
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share...............          *          *          *          * $    0.15  $   (0.58) $    0.09  $    0.12
                                                                                         ---------  ---------  ---------  ---------
                                                                                         ---------  ---------  ---------  ---------
  Weighted average shares
    outstanding.............................          *          *          *          *     5,907      6,274      6,367      6,240

------------------
* Due to the acquisition of the Predecessor on May 25, 1995, and the change in capital structure, earnings per share information for these periods are not meaningful and accordingly are not presented.

                                             THE PREDECESSOR(1)                         THE COMPANY(1)
                                       -------------------------------  -----------------------------------------------
                                                    AS OF                      AS OF                    AS OF
                                                DECEMBER 31,                DECEMBER 31,           MARCH 31, 1997
                                       -------------------------------  --------------------  -------------------------
                                         1992       1993       1994       1995       1996      ACTUAL    AS ADJUSTED(5)
                                       ---------  ---------  ---------  ---------  ---------  ---------  --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........  $   1,240  $     950  $     566  $     671  $   1,433  $     752    $   19,637
  Working capital....................      1,278      1,798      2,992      2,538      3,821      3,924        28,427
  Total assets.......................     11,144     11,707     14,801     24,500     27,747     32,780        51,665
  Total debt.........................         --         --         --     12,050     10,312     12,540            --
  Total stockholders' equity.........      3,362      4,250      5,429      3,978      7,238      8,202        39,627
  Common stock and cash dividends
    declared.........................         --         --         --         --         --         --            --

------------------
(1) Effective May 25, 1995, the management of RCG/HB, a wholly-owned subsidiary of RCG, acquired all of the voting stock of RCG/HB. See "The Company" and "Certain Transactions."

(2) The statement of operations data for the year ended December 31, 1996 includes the following expenses: (a) approximately $0.5 million of cost of services, representing that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted in January 1997 been in effect for all of 1996; (b) approximately $1.0 million of interest expense included in other income (expense), net, related to the Company's outstanding debt that would have been repaid with the proceeds of the Offering; and (c) approximately $6.2 million in stock and stock option compensation representing the non-recurring, non-cash compensation expense in connection with the amendment to the Stock Plan and a reclassification of the Company's Common Stock described in footnote 4 below. The net impact of the foregoing on the Company's Statement of Operations for the year ended December 31, 1996 was to decrease income before income tax expense by approximately $7.7 million and net income by approximately $6.6 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%. Excluding the foregoing, income before income tax expense for the year ended December 31, 1996 would have been approximately $4.9 million and net income would have been approximately $2.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Executive Compensation."

(3) The statement of operations data for the three months ended March 31, 1997 includes approximately $0.3 million of interest expense included in other income (expense), net, related to the Company's outstanding debt that would have been repaid with the proceeds of the Offering. The net impact of the foregoing on the Company's Statement of Operations for the three months ended March 31, 1997 was to decrease income before income tax expense by approximately $0.3 million and net income by approximately $0.2 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%. Excluding the foregoing, income before income tax expense for the three months ended March 31, 1997 would have been approximately $1.6 million and net income would have been approximately $0.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Executive Compensation."

(4) In connection with an amendment to the Stock Plan and a reclassification of its Common Stock, each effective December 31, 1996, the Company incurred non-recurring, non-cash charges to operations amounting to $4.6 million for options and $1.6 million for stock, respectively, in 1996. In connection with a stock bonus to an employee, the Company incurred a non-cash compensation charge to operations in the first quarter of 1997 of $65,000. See Note 10 to Consolidated Financial Statements and "Certain Transactions."

(5) Adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby and application of the estimated net proceeds as set forth in "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following section of the Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

     Hagler Bailly is a worldwide provider of a broad array of management consulting and other advisory services to the private and public sectors of the energy, utility and environmental industries. The Company offers a wide range of management consulting, litigation support and specialized financial advisory services to corporations, primarily electric and gas utilities and independent power producers, worldwide. The Company also advises government institutions in the United States and abroad on a broad range of energy, utility and environmental infrastructure and public policy issues.

     Total revenues represent the total of all revenues related to contracts, including revenues associated with professional staff, subcontractors and independent consultants. Consulting revenues represent the amount of contract revenue associated with billings by the Company's professional staff. Subcontractor and other revenues represent revenues associated with subcontractors and independent consultants, as well as travel and per diem reimbursements from clients. Consulting revenues are considered by management to be the most significant measure of revenues and revenue growth because they represent the specific income that is generated by the Company's professional staff. The expenses incurred in connection with subcontractor and other revenues are generally passed through to the client. Cost of services is comprised of all direct labor costs and associated benefits (including bonuses), directly associated subcontractor expenses and other direct costs. Selling, general and administrative expenses include salaries and benefits of management and support personnel, facility costs, training, marketing, bid and proposal costs, outside professional fees related to corporate matters and all other corporate costs. Other income (expense) is comprised primarily of interest income or expense.

     The Company derives substantially all of its revenues from fees for professional services. The majority of revenues are billed at standard daily rates or cost-plus fixed-fees. A small percentage of revenues are billed on a fixed-bid basis. Clients are typically invoiced on a monthly basis. Revenues from cost-plus fixed-fee contracts are recognized as costs are incurred on the basis of direct costs plus allowable indirect costs and a pro-rata portion of the estimated fee. Revenues from fixed-bid type contracts are recognized on the percentage-of-completion method of accounting with costs and estimated profits included in contract revenues based on the relationship that contract costs incurred bear to management's estimate of total contract costs. Losses, if any, are accrued when they become known and the amount of the loss is reasonably determinable. Revenues from standard daily rate contracts are recognized at amounts represented by the agreed-upon billing amounts and costs are recognized as incurred. For the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, revenues from standard daily rate engagements comprised approximately 75.3%, 79.6%, 74.6% and 64.6% of the Company's total revenues, respectively. Although currently only a nominal amount, the Company anticipates an increasing amount of its revenues will be success or performance based in the future. See "Business -- Growth Strategy."

     The Company's most significant expenses are project personnel costs, which consist of consultant salaries and benefits (including bonuses), and travel-related direct project expenses. Project personnel are typically full-time professionals employed by the Company, although the Company often supplements its professional project staff through the use of subcontractors and independent consultants, predominantly for public sector work. The Company retains such subcontractors and independent consultants for specific client engagements on a task-specific, per diem basis during the period their expertise or skills are required. The Company believes that retaining subcontractors and independent consultants on a per-engagement basis provides it with greater flexibility and reduced risk in adjusting professional staff levels in response to changes in demand for its services.

Management Buy-Out

     From 1984 to May 1995, the Company was a wholly-owned subsidiary of RCG. The results of operations since May 25, 1995 have been affected by an increase in overhead as a result of becoming an independent corporation and an increase in interest expense relating to indebtedness incurred in connection with the Management Buy-Out. In addition, results of operations of the Company subsequent thereto have been affected by the amortization of approximately $9.0 million of certain intangibles, including goodwill, which were recorded in connection with the Management Buy-Out. Accordingly, the Company's results of operations for the period prior to May 25, 1995, are not necessarily indicative of what such results would have been had the Company been unaffiliated with RCG and may not necessarily be indicative of future results. See Note 5 to Company's Consolidated Financial Statements. The data for 1995 in the period to period discussions below reflects the results of operations of the Company for the period May 26, 1995 through December 31, 1995, combined with the results of operations of the Predecessor for the period January 1, 1995 through May 25, 1995. See "Certain Transactions."

Compensation Charges

     Prior to December 31, 1996, the Company's Stock Plan was formula based, pursuant to which the exercise price of options granted were based upon the book value per share as of May 26, 1995, adjusted for accretion of formula value during any interim period up to the grant date.

     Effective at December 31, 1996, the Company: (a) adopted an amendment to its Stock Plan which changed the exercise price of future options to be granted thereunder to the market value of the underlying Common Stock; and (b) in connection with a reclassification of its Common Stock, substituted 0.9 shares of Class A Common Stock for each share of Class B Common Stock underlying the 971,963 options vesting on January 1, 1997. In addition, the remaining total of 971,963 options to purchase Class B shares vesting on January 1, 1998, were canceled. As a result, the Company recorded a non-recurring, non-cash charge to operations of $6.2 million in December 1996 of which $4.6 million was for options to purchase Common Stock and $1.6 million was for 394,160 shares of Common Stock sold to employees during 1996. These charges represent the aggregate difference between the exercise price of such outstanding options or the issuance price of Common Stock sold to employees during 1996, as the case may be, and the appraised market value of the underlying Common Stock at December 31, 1996. See Note 10 to Consolidated Financial Statements.

     On January 17, 1997, the Company awarded a one-time stock bonus of 8,194 shares of Common Stock to an employee which resulted in a non-cash compensation charge to operations in the first quarter of 1997 of $65,000.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the relative composition of revenues and selected statements of operations data as a percentage of revenues:

                                                                                                                     THREE
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                      YEARS ENDED DECEMBER 31, (1)                 MARCH 31,
                                                        ---------------------------------------------------------  ---------
                                                          1992       1993       1994       1995(2)      1996(3)      1996
                                                        ---------  ---------  ---------  -----------  -----------  ---------
Revenues:
    Consulting revenues...............................       65.7%      67.2%      62.6%       59.3%        62.9%       62.5%
    Subcontractor and other revenues..................       34.3       32.8       37.4        40.7         37.1        37.5
                                                        ---------  ---------  ---------   ---------    ---------   ---------
      Total revenues..................................      100.0      100.0      100.0       100.0        100.0       100.0
Cost of services......................................       80.4       80.6       81.0        82.0         79.2        78.6
                                                        ---------  ---------  ---------   ---------    ---------   ---------
Gross profit..........................................       19.6       19.4       19.0        18.0         20.8        21.4
Selling, general, and administrative expenses.........       13.8       13.7       13.4        11.6         13.9        13.2
Stock and stock option compensation(5)................         --         --         --          --         10.0          --
                                                        ---------  ---------  ---------   ---------    ---------   ---------
Income (loss) from operations.........................        5.8        5.7        5.6         6.4         (3.2)        8.2
Other income (expense), net...........................       (0.2)         *          *        (1.3)        (1.5)       (1.7)
                                                        ---------  ---------  ---------   ---------    ---------   ---------
Income (loss) before income tax expense...............        5.5        5.6        5.6         5.1         (4.6)        6.5
Income tax expense....................................        2.0        2.3        2.3         2.2          1.3         2.6
                                                        ---------  ---------  ---------   ---------    ---------   ---------
Net income (loss) as % of total revenues..............        3.6        3.3        3.3         2.9         (5.9)        3.9
Net income (loss) as % of consulting revenues.........        5.4        4.9        5.2         4.9         (9.4)        6.2



                                                           THREE
                                                          MONTHS
                                                           ENDED
                                                         MARCH 31,
                                                          1997(4)
                                                        -----------
Revenues:
    Consulting revenues...............................        64.9%
    Subcontractor and other revenues..................        35.1
                                                         ---------
      Total revenues..................................       100.0
Cost of services......................................        78.4
                                                         ---------
Gross profit..........................................        21.6
Selling, general, and administrative expenses.........        11.9
Stock and stock option compensation(5)................         0.4
                                                         ---------
Income (loss) from operations.........................         9.2
Other income (expense), net...........................        (1.5)
                                                         ---------
Income (loss) before income tax expense...............         7.8
Income tax expense....................................         3.2
                                                         ---------
Net income (loss) as % of total revenues..............         4.6
Net income (loss) as % of consulting revenues.........         7.1

------------------
* Less than 0.1%.
(1) All items are stated as a percent of total revenues, unless as otherwise stated. Some percentages do not total exactly due to rounding.

(2) The data for 1995 in the table and the following period-to-period discussions reflect the results of operations of the Company for the period May 26, 1995 through December 31, 1995, combined with the results of operations of RCG/HB for the period from January 1, 1995 through May 25, 1995. The results of operations for periods prior to May 25, 1995, are not necessarily indicative of what such results would have been had the Company been unaffiliated with RCG primarily due to interest expense, amortization and certain intangibles, including goodwill, and other expenses associated with being an independent corporation.

(3) The statement of operations data for the year ended December 31, 1996 includes the following expenses: (a) approximately $0.5 million of cost of services, representing that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted in January 1997 been in effect for all of 1996; (b) approximately $1.0 million of interest expense included in other income (expense), net, related to the Company's outstanding debt that would have been repaid with the proceeds of the Offering; and (c) approximately $6.2 million in stock and stock option compensation representing the non-recurring, non-cash compensation expense in connection with the amendment to the Stock Plan and a reclassification of the Company's Common Stock described in footnote 5 below. The net impact of the foregoing on the Company's Statement of Operations for the year ended December 31, 1996 was to decrease income before income tax expense by approximately $7.7 million and net income by approximately $6.6 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%. Excluding the foregoing, net income for the year ended December 31, 1996 as a percentage of total revenues and consulting revenues would have been 4.8% and 7.6%, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Executive Compensation."

(4) The statement of operations data for the three months ended March 31, 1997 includes approximately $0.3 million of interest expense included in other income (expense), net, related to the Company's outstanding debt that would have been repaid with the proceeds of the Offering. The net impact of the foregoing on the Company's Statement of Operations for the three months ended March 31, 1997 was to decrease income before income tax expense by approximately $0.3 million and net income by approximately $0.2 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%. Excluding the foregoing, net income for the three months ended March 31, 1997 as a percentage of total revenues and consulting revenues would have been 5.6% and 8.6%, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- Executive Compensation."

(5) In connection with an amendment to the Stock Plan effective December 31, 1996, the Company incurred non-recurring, non-cash charges to operations amounting to $4.6 million for options and $1.6 million for stock, respectively, in 1996. In connection with a stock bonus to an employee, the Company incurred a non-cash compensation charge to operations in the first quarter of 1997 of $65,000. See Note 10 to Consolidated Financial Statements and "Certain Transactions."

Three Months Ended March 31, 1997 (Unaudited) Compared to Three Months Ended March 31, 1996 (Unaudited)

     Revenues. Revenues increased 10.7% to $16.6 million in the three months ended March 31, 1997 from $15.0 million in the three months ended March 31, 1996. Consulting revenues increased 14.9% to $10.8 million in the first quarter of 1997 compared to $9.4 million in the comparable period in 1996. These increases are the result of the Company's continued focus on the higher margin private sector engagements particularly in the Company's economic analysis and litigation support practice area. The Company also realized increases in the average size of private sector client projects as well as the number of client projects.

     Cost of Services. Cost of services increased 10.4% to $13.0 million for the three months ended March 31, 1997 from $11.8 million for the three months ended March 31, 1996. Cost of services as a percentage of revenues was 78.4% in 1997 compared to 78.6% in 1996. The decrease in cost of services as a percentage of revenue is also attributable to the growth in the Company's higher margin client mix.

     Gross Profit. Gross profit increased 11.6% to $3.6 million in the first quarter of 1997 compared to $3.2 million in the same period in 1996. The increase in gross profit is the result of increased revenues and lower costs of services as a percentage of revenues discussed above. Gross profit as a percentage of revenues increased slightly to 21.6% in 1997 from 21.4% in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses remained constant at $2.0 million in the three months ended March 31, 1997 and 1996. As a percentage of total revenues, selling, general and administrative expenses decreased to 11.9% in 1997 from 13.2% in 1996 as a result of the increase in revenues discussed above.

     Income From Operations. Income from operations was $1.5 million for the three months ended March 31, 1997 compared to $1.2 million for the three months ended March 31, 1996, an increase of 25.3%.

     Other Income (Expense). Other income (expense) was ($0.2) million for the period ended March 31, 1997 compared to ($0.3) million for the same period in 1996. Of this amount, approximately $0.3 million was related to interest expense on debt incurred in connection with the Management Buy-Out, which will be repaid with the proceeds of the Offering.

     Income Tax Expense. Income tax expense was $0.5 million for the three months ended March 31, 1997 and $0.4 million for the three months ended March 31, 1996. Income tax expense as a percentage of income before income tax expense was 40.9% in 1997 compared to 40.2% in 1996.

     Net Income. As a result of the preceding, net income for the first quarter of 1997 was $0.8 million compared to $0.6 million in the first quarter of 1996. As a percentage of revenues net income was 4.6% in 1997 compared to 3.9% in 1996. Net income as a percentage of consulting revenues increased to 7.1% in the first quarter of 1997 from 6.2% in the first quarter of 1996. Excluding the interest expense described above, net income would have been $0.9 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%.

1996 Compared to 1995

     Revenues. Total revenues increased 25.2% to $61.6 million in 1996 from $49.2 million in 1995. Consulting revenues increased 32.9% to $38.8 million in 1996 from $29.2 million in 1995. These revenue increases can be attributed principally to an increase in revenues in the Company's corporate strategy and management and the economic analysis and litigation support practice areas. These practice areas experienced the most significant growth with a greater than 123.5% increase over their respective 1995 consulting revenues on an annualized basis. This trend results from the Company's growth strategy to place greater emphasis on the generation of higher margin private sector client engagements in the U.S. utility sector and the impact of a full year's contribution of revenues from several new corporate strategy consulting services introduced in mid 1995. See "Business -- Growth

Strategy" and "Business -- Major Practice Areas." The Company also realized increases in the average size of private sector client projects, as well as the number of client projects. The increased growth in consulting revenues also reflects the increased utilization of full-time professional staff.

     Cost of Services. Cost of services increased by $8.4 million in 1996 compared with 1995 but decreased in relation to total revenues from 82.0% of total revenues in 1995 to 79.2% of total revenues in 1996. This decrease can be primarily attributed to the increase in the business mix of higher profit margin private sector engagements resulting from a full year's contribution to revenues of the corporate strategy consulting services introduced in 1995. (See "Gross Profit" below). Of this amount, approximately $0.5 million represents that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted in January 1997 been in place for all of 1996.

     Gross Profit. Gross profit increased 44.6% to $12.8 million in 1996 from $8.8 million in 1995. Gross profit as a percentage of total revenues increased to 20.8% in 1996 from 18.0% in 1995. This can be principally attributed to the increase in the business mix of higher gross margin private sector engagements discussed above and secondarily to increased utilization rates resulting from productivity gains, in part, associated with technology improvements.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 51.1% to $8.6 million in 1996 from $5.7 million in the prior year period. As a percentage of total revenues, selling, general and administrative expenses increased to 13.9% in 1996 from 11.6% in 1995. This increase was due primarily to increases in certain overhead costs associated with the Management Buy-Out (including legal, training, administrative staff, corporate governance, corporate insurance, audit costs, one-time bank fees and taxes and license fees), increases in the allowance for possible losses due to the shift in the business mix towards private sector clients and the overall growth in the Company's operations, as well as a significant increase in proposal development expenses in the environmental management practice.

     Income (Loss) From Operations. Loss from operations was ($2.0) million in 1996 compared to income from operations of $3.2 million in 1995. The loss from operations in 1996 is primarily attributable to the approximately $6.2 million non-recurring, non-cash stock and stock option compensation charge and that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted on January 17, 1997 been in effect for all of 1996. See "-- Compensation Charges" above and Note 10 to Consolidated Financial Statements. These expenses negatively impacted income from operations by approximately $6.7 million in 1996. Excluding the foregoing, income from operations for 1996 would have been approximately $4.8 million, a 50.5% increase from 1995, and would have been 7.7% of total revenues in 1996, as compared to 6.4% in 1995. Such improvement is primarily attributable to increased revenues and business mix, as previously discussed, and the decrease in the cost of services (as a percentage of total revenues) which was partially offset by the increased selling, general and administrative expenses.

     Other Income (Expense). Other income (expense) was ($0.9) million in 1996 compared to ($0.7) million for 1995. This increase is attributable to a full year of interest expense in 1996, in the amount of $1.0 million, related to debt incurred in connection with the Management Buy-Out versus seven months of interest expense in 1995. Such debt will be repaid with the proceeds from the Offering.

     Income Tax Expense. The Management Buy-Out in 1995 provided the Company with an opportunity to make a tax election to be treated as a cash basis taxpayer. For financial reporting purposes, the Company recognizes income tax expense on an accrual basis. The difference between cash basis and accrual basis created a deferred income tax liability which represents a temporary difference. Income tax expense was $0.8 million for 1996 compared to $1.1 million for 1995. The Company incurred income tax expense in 1996 even with an operating loss because a portion of the stock and stock option compensation charge was not deductible for tax purposes.

     Net Income (Loss). As a result of the foregoing, the net loss was ($3.7) million in 1996 as compared to net income of $1.4 million in 1995, primarily as a result of the non-recurring stock and stock option compensation charge discussed above. Net income (loss) as a percentage of total revenues was (5.9%) in 1996 as compared to 2.9% in 1995. Excluding expenses related to (a) the excess officer compensation described above, (b) the interest expense described above, and (c) the non-recurring, non-cash compensation charge described above, net income would have been approximately $2.9 million, with income tax expense calculated at a combined federal and state income tax rate of 40.0%.

1995 Compared to 1994

     Revenues. Total revenues increased 36.8% to $49.2 million in 1995 from $36.0 million in 1994. Consulting revenues increased 29.5% to $29.2 million in 1995 from $22.5 million in 1994. The overall increase in revenues and consulting revenues was primarily attributable to the Company's increased focus on the corporate strategy and management practice and the introduction of several new corporate strategy consulting services in mid-1995 which resulted in $2.9 million in additional revenues over a period of approximately six months in 1995. The opening of an office in Madison, Wisconsin and the development of the Company's survey center therein during April 1995 added $2.1 million to revenues from consulting and survey center activities. In addition the Company realized a full year's revenue in 1995 from a public sector contract which represented an increase in total revenues of $2.0 million ($0.8 million in consulting revenues) or a 71.4% increase in total revenues (75.3% in consulting revenues) over the prior year.

     Cost of Services. Costs of services increased 38.5% to $40.3 million in 1995 from $29.1 million in 1994. Cost of services as a percent of total revenues increased from 81.0% of total revenue in 1994 to 82.0% in 1995. This is primarily attributable to the more significant use of in-house personnel at standard daily rates.

     Gross Profit. Gross profit increased 29.2% to $8.8 million in 1995 from $6.8 million in 1994. However, gross profit as a percentage of revenues decreased to 18.0% in 1995 from 19.0% in 1994. This decrease is primarily attributable to the increased use of in-house personnel discussed above.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 17.5% to $5.7 million in 1995 from $4.8 million in 1994. However, selling, general and administrative expenses, expressed as a percentage of total revenues, decreased to 11.6% in 1995 from 13.4% in 1994. This decrease was due principally to higher average productivity and staff utilization levels and a decrease in overall proposal development costs, partially offset by an increase in administrative costs associated with the Management Buy-Out.

     Income From Operations. Income from operations increased 57.5% to $3.2 million in 1995 from $2.0 million in 1994. This increase can primarily be attributed to increased revenues and gross profits attributable to the increased focus and new consulting services in the corporate strategy sector, and lower relative selling, general and administrative expenses (as a percentage of total revenues) which were partially offset by increased cost of services. Income from operations as a percentage of total revenues improved to 6.4% in 1995 as compared to 5.6% in 1994.

     Other Income (Expense). Other income (expense) decreased to ($0.7) million in 1995 from $12,000 in 1994 as a result of interest expense on the long-term debt incurred in connection with the Management Buy-Out.

     Income Tax Expense. Income tax expense was $1.1 million in 1995 compared to $0.8 million in 1994. Income tax expense as a percentage of income before income tax expense was 43.3% in 1995 compared to 41.7% in 1994.

     Net Income. As a result of the foregoing, net income increased 20.6% to $1.4 million in 1995 as compared to $1.2 million in 1994. Net income as a percentage of total revenues was 2.9% in 1995 compared to 3.3% in 1994.

Unaudited Quarterly Results

     The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending March 31, 1997. The information has been prepared by the Company consistent with the audited consolidated financial statements contained elsewhere in this Prospectus and include, in management's opinion, all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. The Company's operating results for any quarter are not necessarily indicative of results for any full year or for any subsequent period.

                                                                            QUARTERS ENDED(1)
                                      ----------------------------------------------------------------------------------------------
                                      JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,   JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,
                                        1995        1995        1995        1996        1996        1996        1996        1997
                                      ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                                                              (IN THOUSANDS)
Revenues:
  Consulting revenues...............  $   6,879   $   7,089   $   8,424   $   9,378   $   9,730   $  10,090   $   9,564   $  10,779
    Subcontractor and other
      revenues......................      5,065       4,798       5,145       5,635       5,569       5,514       6,103       5,833
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Total revenues................     11,944      11,887      13,569      15,013      15,299      15,604      15,667      16,612
Cost of services....................      9,960       9,340      11,216      11,802      11,907      12,240      12,837      13,028
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit........................      1,984       2,547       2,353       3,211       3,392       3,364       2,830       3,584
Selling, general and administrative
  expenses..........................      1,366       1,400       1,506       1,986       2,309       2,016       2,272       1,984
Stock & stock option
  compensation (2)..................         --          --          --          --          --          --       6,172          65
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) from operations.......        618       1,147         847       1,225       1,083       1,348      (5,614)      1,535
Other income (expense), net.........       (122)       (282)       (256)       (253)       (198)       (228)       (225)       (241)
Income tax expense..................        215         374         256         391         356         450        (400)        529
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Income (loss)...................  $     281   $     491   $     335   $     581   $     529   $     670   ($  5,439)  $     765
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

------------------
(1) The data for 1995 in this table reflect the results of operations of the Company for the period May 26, 1995 through December 31, 1995, combined with the results of operations of RCG/HB for the period from January 1, 1995 through May 25, 1995. The results of operations for periods prior to May 25, 1995, are not necessarily indications of what such results would have been had the Company been unaffiliated with RCG primarily due to interest expense, amortization of certain intangibles, including goodwill, and other expenses associated with being an independent corporation.

(2) In connection with an amendment to the Stock Plan and a reclassification of its Common Stock, each effective December 31, 1996, the Company incurred non-recurring, non-cash charges to operations amounting to $4.6 million for options and $1.6 million for stock, respectively, in 1996. In connection with a stock bonus to an employee, the Company incurred a non-cash compensation charge to operations in the first quarter of 1997 of $65,000. See Note 10 to Consolidated Financial Statements and "Certain Transactions."

     Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the number and significance of client engagements commenced and completed during a quarter, delays incurred in connection with an engagement, the number of business days in a quarter, employee hiring and utilization rates, the ability of clients to terminate engagements without penalties, the size and scope of engagements, the nature of the fee arrangement, the seasonality of the spending cycle of public sector clients (especially that of the United States government), the timing of new office openings, the timing and size of the return on investment capital and general economic and political conditions. Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. In December 1996, the Company recorded a non-recurring, non-cash compensation charge of $6.2 million related to stock and stock options. See "Certain Transactions."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity has been cash flows from operations, periodically supplemented by borrowings under a bank line of credit. At March 31, 1997, the Company's outstanding indebtedness consisted of (i) $3.6 million outstanding under the Secured Senior Term Loan with remaining scheduled principal payments of $1.0 million, $1.4 million and $1.2 million for the years 1997, 1998 and 1999, respectively, (ii) $4.6 million outstanding under the Subordinated Loan due May 2001 which balloon payment is accelerated in the event the Company completes this Offering and (iii) approximately $4.3 million outstanding under a $4.5 million line of credit (which has been increased to $6.0 million until July 31, 1997 and which had outstanding approximately $5.6 million, as of June 30, 1997), a portion of which bears interest at the lender's prime rate plus 0.875% and a portion of which bears interest at LIBOR plus 2.0%. See Notes 7, 8 and 14 to Consolidated Financial Statements. The Company will repay the Subordinated Loan and intends to repay all such other debt from a portion of the net proceeds of the Offering. As a result of these repayments, the Company anticipates that its annualized interest expense will be reduced substantially during 1997. See "Use of Proceeds." The Company anticipates increasing its short-term borrowing capacity during 1997.

     As part of the Management Buy-Out, the Company was required to place a deposit in escrow to secure its indemnity of RCG for remaining a guarantor on a lease for the Company's headquarters. At March 31, 1997 the Company had an escrow balance of $350,000. The Company was required to use its best efforts to effect the release of RCG from such guarantee by April 30, 1997. To date, the Company has not obtained such release. As a result, RCG has required the Company to increase the escrow described above to $550,000. In the event this Offering is consummated and the Company is unable to obtain such release, RCG has the right to require the Company to increase the escrow described above to an amount equal to the present value of all remaining payments under such lease (approximately $3.6 million at March 31, 1997). The Company believes such requirement to increase the escrow amount will not have a material adverse effect on the Company's operations or financial condition. See Notes 6 and 14 to Consolidated Financial Statements.

     Net cash provided by or used in operations consisted primarily of net income (loss) plus elements of cash flows related to accounts receivable and related billings, accounts payable and accrued compensation adjusted for non-cash items including depreciation, provision for possible losses, deferred income taxes, and stock and stock option compensation. The use of funds by operations of $2.9 million for the three months ended March 31, 1997 and $1.2 million for the three months ended March 31, 1996 can be attributed primarily to the growth in accounts receivable and the payment of annual bonuses for both periods, which was partially offset by an increase in accounts payable in 1997. Additionally, in the period ended March 31, 1997 operations used funds due to the capitalization of approximately $622,000 in Offering costs. The Company provided cash from operations of $2.9 million, $2.5 million and $0.5 million, for the year ended December 31, 1996, the period from May 26, 1995 to December 31, 1995 and the period from January 1, 1995 through May 25, 1995, respectively. Cash flows provided by (used in) operations for the years ended December 31, 1994 and 1993 were ($35,000) and $1.5 million, respectively.

     Investing activities used funds of $0.2 million for the three months ended March 31, 1997 and 1996. The Company used cash in investing activities of $1.1 million, $12.3 million, and $0.7 million for the year ended December 31, 1996, the period from May 26, 1995 to December 31, 1995 and the period from January 1, 1995 through May 25, 1995, respectively. Cash flows used in investing activities were $0.8 million and $1.2 million for the years ended December 31, 1994 and 1993, respectively. Other than the Management Buy-Out, which utilized $11.8 million in 1995, investing activities have primarily been capital expenditures for information technology and other resources necessary for the growth of the Company.

     Financing activities provided funds of $2.4 million and $1.4 million for the periods ended March 31, 1997 and 1996, respectively, principally due to line of credit borrowings. Cash flows provided by (used in) financing activities were ($1.0) million, $10.5 million and $0.7 million for the year ended December 31, 1996, for the period from May 26, 1995 to December 31, 1995 and the period from January 1, 1995 through May 25, 1995, respectively. Cash flows provided by (used in) financing activities amounted to $0.5 million and ($0.6) million for the years ended December 31, 1994 and 1993, respectively. During 1995, cash provided by financing activities was primarily attributable to the issuance of stock and the debt incurred in conjunction with the Management Buy-Out. Cash used in financing activities during 1996 was primarily related to the reduction of long-term debt.

     The Company realized a cash flow benefit from deferred federal and state income taxes of $0.5 million and $0.4 million for the three months ended March 31, 1997 and 1996, respectively. This benefit amounted to $0.8 and $0.7 million in the year ended December 31, 1996 and the period from May 26, 1995 to December 31, 1995, respectively. Upon consummation of the Offering, the Company will be required to change from the cash method of income tax reporting to the accrual method which is expected to result in a reclassification of income tax liabilities from deferred to current.

     The Company's contract backlog was approximately $102.0 million on December 31, 1996, compared to approximately $73.0 million on December 31, 1995. Nearly $96.0 million of the

Company's contract backlog at December 31, 1996 (including amounts relating to option periods) was for public sector clients, primarily the U.S. government. Many U.S. government contracts, while extending for more than one year, are funded by the procuring agency from fiscal year to year, resulting in a variance between contract backlog and funded backlog. Contract backlog represents the maximum amount authorized by the contracts. Funded backlog is the portion of the contract backlog for which current year funding has been allocated by the procuring agencies. Funded backlog generally varies over the course of a year depending upon procurement and funding cycles. Of the Company's contract backlog on December 31, 1996 and 1995, 31.8% and 7.6%, respectively, were funded. The Company expects approximately $24.5 million of the contract backlog at December 31, 1996 to be completed in fiscal 1997. Due to the decreased percentage of the Company's revenues resulting from public sector clients the Company expects that backlog will be less meaningful in the future.

     The Company believes the net proceeds from the sale of Common Stock offered hereby, together with funds generated by operations, will provide adequate cash to fund its anticipated cash needs, which may include future acquisitions of complementary businesses, for at least the next twelve months. The Company currently has no agreements or commitments regarding future acquisitions.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Although the Company has performed engagements in approximately 100 countries since 1980, a substantial portion of the Company's foreign projects are contracted by U.S. agencies and, therefore, paid in U.S. dollars. Nevertheless, the Company reduces its exposure to fluctuations in foreign exchange rates by creating offsetting (hedge) positions through the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. The Company regularly monitors its foreign currency exposures to ensure that hedge contract amounts do not exceed the amounts of the underlying exposure. The Company had no hedge positions as of March 31, 1997. To date, the Company has not had more than $100,000 at risk at any one time in such hedge positions. See Note 13 to Consolidated Financial Statements.

RECENTLY ISSUED FINANCIAL STANDARDS

     In October 1995 the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's 1996 financial statements. SFAS No. 123 allows companies to either account for stock based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board APB No. 25, "Accounting for Stock Issued to Employees", but requires pro forma disclosures in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with APB No. 25. The pro forma disclosures required under SFAS No. 123, while not materially different than the amounts recorded in the Company's consolidated financial statements pursuant to APB No. 25 are included in Note 10 to Consolidated Financial Statements.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which is required to be adopted for the year ended December 31, 1997. Under the new requirements, the dilutive effect of stock options will be excluded for purposes of calculating Basic Earnings per share. For the periods ended March 31, 1996 and March 31, 1997 Basic Earnings per share would have been $0.09 and $0.15 per share, respectively, while Diluted Earnings per share would have been $0.09 and $0.12, respectively. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock and options to purchase Common Stock issued at prices below the estimated initial public offering price during the twelve months immediately preceding the contemplated initial filing of the registration statement relating to the Offering, have been included in the computation of net income (loss) per share as if they were outstanding for all periods presented (using the treasury method assuming repurchase of common stock at the estimated initial public offering price, even if antidilutive).

EFFECTS OF INFLATION

     The Company has not been adversely affected by inflation. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

                                    BUSINESS

     Hagler Bailly is a worldwide provider of a broad array of management consulting and other advisory services to the private and public sectors of the energy, utility and environmental industries. The Company offers a wide range of management consulting, litigation support and specialized financial advisory services to corporations, primarily electric and gas utilities and independent power producers, worldwide. The Company also advises government institutions in the United States and abroad on a broad range of energy, utility and environmental infrastructure and public policy issues. Since its inception in 1980, Hagler Bailly has performed in excess of 1,900 consulting engagements for more than 750 clients in approximately 100 countries. In 1996, the Company performed over 220 assignments for more than 125 clients in over 30 countries. Revenues from the Company's ten most significant clients accounted for approximately 67.3%, 73.1%, 68.9% and 70.9% of its total revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively. In the past 16 years, the Company has grown from a single office to a worldwide network of operations with principal offices in six cities in the United States and five other countries. Over the past three years, the Company's total revenues and consulting revenues have grown at a compound annual rate of 30.8% and 31.2%, respectively, and have grown 25.2% and 32.9% from 1995 to 1996, respectively.

     As a result of powerful regulatory, economic and technological forces, the Company believes the energy, utility and environmental industries, in particular the electric and gas utility sector, are undergoing rapid and profound changes. These changes have created a sharp increase in the demand for specialized consulting services in both the private and public sectors. The Company believes its industry focus, full service capabilities, existing global infrastructure, established client relationships, public sector insight, knowledge base, experienced team of management and consultants and established global presence have positioned the Company to capitalize on this rapidly growing demand for consulting services in the energy, utility and environmental markets worldwide.

BUSINESS ENVIRONMENT

  Market Trends

     According to industry data, the energy industry is one of the largest in the world with annual sales of approximately $2.0 trillion. At this juncture, the Company believes a powerful array of forces is converging globally to profoundly change the structure of this industry. This is especially true in the electric and gas utility market, one of the largest segments of the energy industry. The Company believes three industry trends to be most important: globalization, restructuring and digitalization.

     Globalization. Although the United States remains the single largest energy market, many international markets are growing more rapidly. For example, industry sources project that 88.0% of all new power generation facilities through the year 2020 will be constructed outside of North America. In addition, the electric power and gas industries are being globalized as utilities and independent power producers move outside their traditional markets. The Company believes that nearly 100 electric companies are active outside their home country markets as over 100 countries are now open to non-utility ownership and operation in the power sector. The Company believes this globalization of the electric power and gas industries will continue to accelerate.

     Restructuring. Worldwide, the Company believes the utility sector is undergoing a fundamental restructuring driven primarily by an overabundance of energy in the developed world and a scarcity of energy in the developing world. In the United States, for example, the Company believes pressure to deregulate and create "open access" in the electric sector similar to that in the gas and telecommunications industries is mounting. Already several large energy consumer states, such as California, Illinois, Massachusetts, Michigan, New York, Ohio and Pennsylvania, are moving to bring competition to the electric industry and to permit entry by unregulated wholesalers and retailers. Outside the United States, a comprehensive reorganization of the electric utility sector is also underway as many countries move to restructure, corporatize and privatize traditional public or quasi-public functions and operations. Beginning in Europe with the privatization of the non-nuclear portion of the United Kingdom's electric utility sector, this trend has spread to Eastern Europe, the former Soviet Union and Latin America, and is now expanding throughout Asia.

     Digitalization. The Company believes that industry restructuring, combined with more competitive markets and new regulations, such as continuous emission monitoring in the United States and the new international environmental standard ISO 14000, requires new efficiencies in the energy, utilities and environmental industries for companies to stay competitive. The Company believes that the application of new and more sophisticated information systems will be the cornerstone of the efficiencies necessary to succeed in these industries. In addition, the Company believes that the advances in computing and communication technologies, as well as the convergence of industries such as telecommunications with electric utilities, will have profound impacts on the marketing and operations of energy, utility and environmental companies. The Company refers to these developments as digitalization.

Consulting Opportunities.

     According to industry sources, approximately 100,000 people worldwide work full-time in management consulting, an industry which generates more than $60.0 billion in annual revenue and is growing by more than 12.0% per annum. The Company believes that one of the largest and fastest growing segments of the expanding management consulting industry is the energy, utility (especially the gas and electric utility sectors) and environmental industries. The Company estimates that these three industries comprise approximately $5.0 billion of the aggregate management consulting industry annual revenues.

     Hagler Bailly believes that both in the private and public sectors, these trends toward globalization, restructuring and digitalization are creating an increasing demand for related services offered by the Company, such as planning, cost control, business process re-engineering, organizational development and public policy analysis. In the public sector, the Company will continue to focus on selective opportunities both in the United States and abroad, including the restructuring and privatization of electric, gas and water utilities, energy and water efficiency, global climate change management and environmental management. In the private sector, the Company has developed, is currently offering and will market aggressively, six integrated consulting solutions for clients trying to adapt to this evolving market:

          Growing the Revenue Stream. A major challenge for most utilities will be to grow their revenue streams as competition moves into their traditional service territories. This requires a complete repositioning of the corporation, a radical transformation of the organization and the development of new competencies, for example, in consumer marketing, product development, state-of-the-art billing and customer care systems. To accomplish this objective, the Company believes its broad-based capabilities and proven track record in this area position it to advise clients through the strategy definition and implementation process.

          Globalizing the Enterprise. More and more utilities and independent power companies are acquiring assets beyond their home country borders in search for growth, economies of scale, and higher returns. According to industry sources, from January 1, 1995 to February 17, 1997, there were approximately 120 cross-border transactions completed between U.S. electric utilities and independent power companies and non-U.S. electric utilities and independent power companies, with an aggregate value of approximately $32.4 billion, with approximately 55 transactions with an aggregate value of approximately $5.3 billion which have been announced but have not been completed. The Company believes globalization, together with cross-border consolidations and alliances, will accelerate in the coming years. The Company believes its international track record and ability to work effectively on a global scale enable it to assist clients in responding to these challenges.

          Meeting Environmental Challenges. The Company believes utilities must carefully evaluate the financial consequences of different compliance options and integrate environmental management into their overall business strategies. Investments in new technologies must be weighed against the opportunities presented by allowance trading schemes, power purchase arrangements with independent power producers, and other cost saving measures. The Company believes its environmental, science and economic experience and capabilities allow it to assist clients in analyzing various compliance options and making decisions that are both financially and environmentally sound.

          Building the Technological Spine. Hagler Bailly believes, in general, that gas and electric utilities have been slow to adopt the latest technological advances particularly in information systems. However, the Company believes that current and future technological innovations will transform the retailing of energy and utility services, particularly in how utilities interface with their customers. The Company believes its knowledge base and full service capabilities position it to help clients define and evaluate their options and to give them access to the Company's computing platforms.

          Reforming and Restructuring Contracts. Deregulation of the U.S. electric utility sector and the concomitant corporate repositioning, including mergers, acquisitions and functional unbundling at all levels of the industry (generation, transmission and distribution), necessitate the restructuring of existing arrangements. The Company believes its substantial experience, analytical capabilities and knowledge base enable it to assist clients and their legal advisors in contract renegotiations and litigation.

          Identifying and Closing Strategic Transactions. The execution of a client's business strategy often requires identifying and completing enabling transactions. Enabling transactions involve acquisitions, alliances or blocking investments in third parties. The Company believes its consulting and financial advisory capabilities and resources enable it to advise clients in many areas, including: refining an approach to acquisitions; identifying a set of suitable transactions; performing due diligence; providing general assistance with evaluation and structuring; and assisting with closings.

COMPETITIVE STRENGTHS

     Hagler Bailly believes that it is in a strong position to take advantage of these consulting opportunities. The Company believes that several factors differentiate it from many of its potential competitors in the consulting industry.

     Industry Focus. Since its inception in 1980, the Company has maintained its focus on providing a broad range of consulting services to the energy, utility and the environmental industries. This focus differentiates it from both general management consulting firms that serve multiple industries and firms with limited skill sets and capabilities. The Company believes that this focus and the insights gained by working worldwide, allow it to customize leading-edge consulting concepts and tools to specific situations and thus provide tangible value, rather than just theories, to its clients.

     Full Service Capabilities. Hagler Bailly's strategy is to partner with its clients in conceptualizing and implementing solutions which significantly increase enterprise value. To do so, the Company has built a broad range of consulting platforms enabling it to meet its clients' consulting needs. These include corporate strategy, marketing and sales, product development, energy supply and logistics, operations management, information systems and technology, economic analysis, environmental management and finance. In addition, the Company conducts its own market research using a state-of-the-art survey center equipped with 26 CATI (Computer-Assisted Telephone Interview) stations.

     Existing Global Infrastructure. The Company operates from six principal offices in the United States (Arlington, Virginia; Boston, Massachusetts; Boulder, Colorado; Houston, Texas; Madison, Wisconsin; and San Francisco, California), four principal offices abroad (Buenos Aires, Argentina; Dublin, Ireland; Jakarta, Indonesia; and Paris, France) and one principal office in Islamabad, Pakistan that is operated by a subsidiary of which the Company owns a minority interest. The Company also operates branch offices in Brussels, Belgium, Philadelphia, Pennsylvania and Manila, Philippines and several project offices dedicated to specific projects that are funded by particular clients. The Company believes each of these offices are adequate, at this time, to meet its needs. See "-- Human Resources" and "-- Facilities."

     Established Client Relationships. In each of the last two fiscal years, the Company received repeat business from approximately 50% of the clients who had engaged the Company in the prior year. Further, in each of the last two fiscal years, revenues from clients served in the previous year were approximately 75% of the Company's total revenues, of which approximately 50% was derived from work performed for USAID and Central Illinois Light Company. See "Business -- Principal Clients and Representative Engagements." Over the past three years, the clients of the Company have included approximately 100 electric or gas utilities located throughout the world and five international development banks. Business relationships with the Company's clients, many of which date back over a decade, span various levels within client organizations, ranging from corporate boards, chief executive officers and other senior management to functional managers.

     Public Sector Insight. Hagler Bailly believes that working with a number of public sector organizations, including the USAID, the European Union ("EU"), the Asian Development Bank ("ADB") and the World Bank over a period of many years, gives it unique insights into the energy, utility and environmental industries and positions the Company for future public and private sector growth abroad. Over the past three fiscal years, the Company has provided consulting services to the governments or government agencies of over 25 countries.

     Knowledge Base. Over the past 16 years, the Company has developed an extensive knowledge and information base which is utilized in providing consulting services to its clients. The Company owns several proprietary databases and software packages -- OPEC and NPE, two nuclear power plant operations databases, and IPP, a worldwide information base on independent power producers. The Company has recently developed a new proprietary database, Ramp-up(Trademark), to provide clients with unprecedented information on U.S. utility operations and cost structure. Finally, through the Company's proprietary Business Information and Knowledge Exchange Intranet ("BIKEnet(Trademark)"), Company personnel have direct access to the Company's proprietary knowledge and warehouse of information. This system is accessible from all of the Company's offices.

     Experienced Team of Management and Consultants. Hagler Bailly's management and senior consultants have a wide range of energy, utility and environmental consulting expertise and experience. In addition, many of the senior management and consultants have worked extensively with one another. Management's average tenure with the Company is approximately nine years. This consistency of leadership and teamwork, combined with training provided by the Company, has fostered a strong company culture and employee loyalty. On April 1, 1997, the Company had 115 consultants. The Company also utilizes subcontractor consultants as needed.

     Established Global Visibility. In 1996, the Company's staff published over 15 articles and made invited presentations at over 70 industry gatherings and conferences. Company staff are also active in several industry groups and professional associations including elected or appointed positions to the United States Energy Association (member of the Board of Directors), the National Coal Council (member), the United States Environmental Protection Agency ("USEPA") Science Advisory Board Committees (consultant) and the Association of Energy Services Professionals (member of the Board of Directors).

     As a result of these competitive strengths, the Company believes it has emerged as one of the leading management consulting firms focused on the energy, utility and environmental industries. Since its founding, the Company has advised over 750 clients and conducted more than 1,900 engagements in approximately 100 countries. In 1996 alone, the Company performed over 220 assignments for more than 125 clients in over 30 countries. In the last three years, the Company's total revenues and consulting revenues have grown at a compound annual rate of 30.8% and 31.2%, respectively, and have grown 25.2% and 32.9% from 1995 to 1996, respectively.

GROWTH STRATEGY

     The Company's goal is to maintain and enhance its international reputation for excellence in creating value for its clients. To achieve this goal, Hagler Bailly is pursuing a growth strategy built on seven principles:

          Retain the Focus on Energy, Utility and Environmental Industries. The Company intends to maintain its industry focus and, thus, its reputation as a leading management consulting firm in this sector. The demand for management consulting services in the energy, utility and environmental industries is growing rapidly, and the Company believes this demand will provide ample opportunity for the Company to grow both in the United States and abroad.

          Leverage the Existing Global Infrastructure. Hagler Bailly has developed a network of strategically located offices in four key regions of the world -- North America, Asia, Europe and South America. The Company has also made substantial investments in the development of several unique capabilities such as its state-of-the-art survey center and proprietary data bases, including IPP and Ramp-up. In addition, the Company has developed several core consulting tools including Omnibus Corporate Repositioning and Strategic Resource Allocation. These capabilities and core consulting tools are available throughout the Company's offices and permit it to standardize its approach to research, analysis, performance metrics and the systematic assimilation of results while still customizing and differentiating strategies for different clients.

     This combination of facilities, capabilities and consulting tools provides leverage for the Company's senior talent with respect to both client acquisition and engagement management. See "-- Human Resources" and "-- Facilities."

          Focus on Solving Mission-Critical Problems. The Company will continue to focus on solving problems which are of most critical importance to its clients and, thus, provide opportunities to provide higher value services. Some of the key problems confronting the industry today, and which the Company intends to pursue and believes it is well positioned to address, are: industry consolidation; corporate repositioning; stranded cost recovery (i.e., costs incurred by electric utilities in the past which may not be recoverable in the future); global expansion; global climate change; and information technology.

          Attract and Retain World-Class Staff. Hagler Bailly will continue to seek the best and brightest individuals. It will continue to recruit both graduates from the leading universities in the world who have had some level of industry or consulting experience and executives from industry who bring expertise, insight and client relationships. The Company will continue to cultivate an environment which fosters creativity, innovation and excellence. As part of this strategy, the Company will continue to provide competitive compensation packages for its employees. The Company also believes that operating as a public company will aid greatly in recruiting, retaining and providing incentives to current and future employees.

          Pursue Strategic Acquisitions. The Company has successfully acquired and intends to continue to pursue and complete acquisitions of compatible organizations. The Company's philosophy, which it has successfully implemented in the past, is to fully integrate any acquired companies to maintain its "one-firm" concept. The Company routinely evaluates and from time to time meets with potential acquisition candidates that have the potential to increase capacity or add complementary or synergistic capabilities. At the date of this Prospectus, the Company has no binding commitments.

          Use Creative Compensation Agreements with Clients. The substantial majority of the Company's revenues have been generated under rates billed on either a standard daily rates basis or a cost-plus fixed-fee basis. The Company believes that, as a result of client preferences, success fee and other performance based compensation models are emerging rapidly. Management consulting firms that adapt the pricing of their services to these preferences could be well positioned for success. The Company intends to use creative compensation agreements to develop lasting "partnerships" with its clients.

          Utilize Existing Relationships to Combine Capital and Consulting Services. Hagler Bailly will continue to assist certain clients in implementing mergers and acquisitions, strategic alliances, and asset acquisition strategies and in raising capital. Further, the Company increasingly will consider investing its own management resources in "partnership" with clients to develop niche markets that a client is unable to explore on its own. The Company, from time to time, may make investments of its own capital in technologies or projects that are becoming critical components for clients as they implement market-based strategies. The Company believes that this will further enhance its position as a leading provider of consulting services in the energy, utilities and environmental industries. In connection with these activities, the Company may provide interim management to clients and assist select energy, utility and environmental companies in raising equity and debt capital.

MAJOR PRACTICE AREAS

     Hagler Bailly offers its clients a comprehensive array of consulting services, from assisting the client to shape its vision to strategic planning, selection of appropriate solutions, implementation, financing and on-going management. The Company's services are designed to provide tangible value to clients. This strategy entails less reliance on formulaic approaches and concepts, and more on custom-tailored solutions based on an assessment of the client's unique situation and needs.

     At this time, the Company offers services in five main practice areas: corporate strategy and management; economic analysis and litigation support; infrastructure planning and development; financial advisory; and environmental management. These practice areas are designed to work together synergistically to provide clients the full range of services and capabilities of the Company, each of which was provided by the Company during 1996. From an operational standpoint, the Company regularly reviews and, as appropriate, restructures these practice areas and services to address the changing business problems, strategic alternatives and policy issues of its public and private clients.


----------------------------------------------------------------------------------------
          PRACTICE AREAS                                          SERVICES
----------------------------------------------------------------------------------------
Corporate Strategy and        / /    Omnibus Corporate Repositioning
Management                    / /    Strategic Resource Allocation
                              / /    Omnibus strategy implementation
                              / /    Value chain definition
                              / /    Strategic Marketing System
                              / /    Product design, testing and prototyping
                              / /    Market research
                              / /    Supply and logistics and trading
                              / /    Trading, support systems and back office operations
                              / /    Business process enhancement and redesign
                              / /    Customer service improvements
                              / /    Organizational development
                              / /    Computing, information and communication
                              / /    Information technology planning and acquisition
----------------------------------------------------------------------------------------
Economic Analysis and         / /    Antitrust and market power economics
Litigation Support            / /    Stranded cost recovery
                              / /    Incentive regulation
                              / /    Transmission pricing
                              / /    Independent system operation
                              / /    Merger policy
                              / /    Bankruptcy workouts
----------------------------------------------------------------------------------------
Infrastructure Planning and   / /    Electric power system restructuring
Development                   / /    Corporatization and privatization
                              / /    Regulatory policy development
                              / /    Independent power development
                              / /    Infrastructure financing
                              / /    System planning
----------------------------------------------------------------------------------------
Financial Advisory            / /    Mergers and acquisitions
                              / /    Project and corporate finance
                              / /    Joint ventures
                              / /    Investment analysis and structuring
----------------------------------------------------------------------------------------
Environmental Management      / /    Environment and resource economics
                              / /    Climate change management
                              / /    Environmental sciences
                              / /    Natural resource damage assessments
                              / /    Institutional strengthening
                              / /    Policy development and analysis
                              / /    Implementation support
                              / /    Pollution prevention
----------------------------------------------------------------------------------------

     The Company currently conducts these services through three main subsidiaries, Hagler Bailly Consulting, Hagler Bailly Services, and HB Capital. Further, the execution of a client's business strategy often requires completing enabling transactions that involve acquisitions, alliances or blocking investments in third parties or raising capital. The Company believes that in order to succeed as a consulting firm in the future, the Company must be equipped to package functional expertise and industry insight and information with management, technology and capital resources to create significant value.

     Each of the Company's engagements is led by one of its consulting directors (the senior members of the Company's consulting staff). Engagements vary in duration from a few months to several years and may be performed on-site or off-site. The Company has developed systems and procedures to deliver its services in a consistent manner regardless of the practice or office serving the client.

CLIENT DEVELOPMENT

     Hagler Bailly's client development activities are a mixture of marketing efforts, client acquisition techniques and development of repeat business. The Company is very selective in its client development targets. The pursuit of client development activities are the responsibility of each consulting practice and are closely monitored firmwide. The pursuit of specific markets and clients and bids on specific requests for proposals are carefully considered and are always led by consulting directors. As part of this process, a conflict check is performed against an up to date internal client database and verified by senior management prior to accepting an engagement, in order to avoid conflicts of interest.

     Marketing efforts are accomplished through brand development and brand management. The Company maintains and enhances its name and reputation through speeches, presentations, articles in industry, business, economic, legal and scientific journals, and through other publications and press releases. The Company also maintains a Web Page.

     The Company develops a client development plan for each of its consulting directors and principals and systematically reviews individual and group performance against these goals. The Company's compensation system, particularly in the award of bonuses and stock options, is highly weighted towards success in meeting these client development goals. Further, promotion to higher levels of responsibility is largely determined by success in client development activities.

     Private Sector. In the private sector, client acquisition techniques include referrals and focused presentations to boards of directors, chief executive and operating officers and other executives of prospective client companies. These presentations generally focus on opportunities in the market segments most relevant to the prospective clients, examples of the Company's previous work in related industries and detailing of the Company's international capabilities.

     Public Sector. In the public sector, contracts are awarded primarily on the basis of competitive solicitation. The Company has developed strong capabilities to prepare proposals that respond to complex requests and often require the integration and coordination of the services of several subcontractors and independent consultants. The Company has also developed a detailed understanding of government and other institutional procurement regulations in the United States and internationally. In addition, in order to obtain government contracts, consultants must adhere to stringent cost, accounting and regulatory controls. In order to comply with such requirements, the Company regularly holds training seminars to ensure compliance with applicable government regulations and utilizes a sophisticated computer-based accounting system that allows it to track costs in adherence to government standards. The Company also meets public sector clients' cost guidelines through competitive pricing.

     In each of the last two years, the Company received repeat business from approximately 50% of the clients who had engaged the Company in the prior year and approximately 75% of the Company's total revenues originated from prior clients served in the previous year (of which approximately 50% were derived from USAID and Central Illinois Light Company). Repeat business is generated through client satisfaction on initial engagements. The Company's abilities in delivering high quality performance, and extensive auditing of client satisfaction, generally result in strong client relationships. As additional issues are identified by the client, the Company's consulting directors, principals and managers are trained to recognize these opportunities and respond with a carefully constructed approach and work plan within the client's needs and budget.

PRINCIPAL CLIENTS AND REPRESENTATIVE ENGAGEMENTS

     Since its inception in 1980, Hagler Bailly has advised over 750 clients and conducted more than 1,900 engagements in approximately 100 countries. In 1996, the Company performed over 220 assignments for more than 125 clients in over 30 countries. These clients included leading organizations in the public and private sectors. Nearly all of the Company's total revenues are derived from private and public clients involved in the energy, utilities and environmental industries and two-thirds of the Company's total revenues in 1996 were derived from clients in the gas and electric utility sectors. In 1996, the Company's private sector clients accounted for approximately 47.7% of total revenues and approximately 62.8% of consulting revenues.

     In the private sector, U.S. and foreign electric and gas utilities are the largest group of clients of the Company. The Company's clients also include oil and gas producers, independent power producers, technology suppliers, telecommunication companies, and law firms. In the public sector, U.S. governmental agencies are the largest client of the Company. Other public sector clients of the Company include state and local governments, regulatory commissions, foreign governments as well as five major international development banks: the World Bank, ADB, InterAmerican Development Bank, the African Development Bank and European Bank for Reconstruction and Development ("EBRD").

     Hagler Bailly has a number of large-scale contracts and thus derives a significant portion of its revenues from a relatively limited number of clients. For example, revenues from the Company's ten most significant clients accounted for approximately 67.3%, 73.1%, 68.9% and 70.9% of its total revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively. Several offices of the USAID collectively form the Company's single largest client, accounting for approximately 36.8%, 42.2%, 53.1% and 52.2% of the Company's total revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively (approximately 24.3%, 26.9%, 39.4% and 40.5% of consulting revenues for the three months ended March 31, 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively). As of March 31, 1997, the Company has seven separate contracts with four separate offices at USAID. In addition, revenues from engagements with three separate business units of Central Illinois Light Company accounted for approximately 12.3% of the Company's total revenues in 1996 (approximately 17.1% of consulting revenues) and 7.4% for the first three months of 1997 (approximately 9.9% of consulting revenues). See Note 13 to Consolidated Financial Statements.

     Over the past three years, the clients of the Company have included over 100 electric or gas utilities located throughout the world and five international development banks. A representative list of the categories of clients to which the Company has provided varying levels of services over this period include:


UTILITIES (U.S.)                               UTILITIES (FOREIGN)
----------------                               -------------------
Bell Atlantic Corporation                      Electricite de France
Central Illinois Light Company                 Elyo (France)
Duke Power Company                             Jamaica Public Service Company Ltd.
Houston Industries Energy                      P.T. Perusaahan Listrik Negara (Indonesia)
New England Electric Services (NEES)           Imatran Vioma Oy (Finland)
Pacific Gas & Electric Co.


INDUSTRY ASSOCIATIONS                          GOVERNMENTAL
---------------------                          ------------
American Waterworks Association                European Commission Energy Technology
  (AWWA)                                         Directorate
Edison Electric Institute (EEI)                State of Wisconsin, Energy Center of
Electric Power Research Institute (EPRI)         Wisconsin
Gas Research Institute (GRI)                   State of Florida, Department of
INGAA (Interstate Natural Gas Association        Environmental Protection
  of America) Foundation                       USAID
                                               United States Fish and Wildlife Service
                                               United States Environmental Protection
                                                 Agency

OTHERS                                         INTERNATIONAL PUBLIC ORGANIZATIONS
------                                         ----------------------------------
Ansaldo AST (Italy)                            African Development Bank
Asea Brown Boveri Susa                         Asian Development Bank
Chem-Nuclear Systems Inc.                      European Bank for Reconstruction and
Mitsubishi International (Japan)                 Development
Westinghouse Electric                          International Energy Agency
                                               The World Bank

INDEPENDENT POWER PRODUCERS
---------------------------
Air Products and Chemicals Inc.
BHP Power
NRG Generating U.S. Inc.
Mobil Independent Power Inc.
U.S. Generating Company

     Five of the Company's ten largest engagements in 1996, each of which the Company believes is representative of the nature of its services and client relationships are set forth below:

          Omnibus Corporate Repositioning. Since May 1995, the Company has been helping a U.S. electric utility company: (a) articulate a comprehensive strategic architecture for corporate transformation using consulting experience, industry insight, regulatory knowledge and proprietary core tools; (b) reorganize the company and implement a new management structure;
     (c) design and implement a plan to increase the asset productivity and cash flow of the rate base while improving quality of service and positioning it to function in competitive retail markets for energy; (d) redesign business processes and embed technology into these business processes; (e) undertake strategic marketing and product design at the enterprise-wide level to drive the development of a new business model; (f) launch a new major non-regulated first-level subsidiary to house two start-ups (one in energy and one in telecommunications) and a restructured engineering services company; and (g) rapidly expand the customer base, revenues and operating margins of the newly created non-regulated subsidiary.

          Lead Economic Advisor in Power Cooperative Bankruptcy Case. The Company is currently conducting evaluations of the restructuring plans of a major electric power cooperative for the trustee in the bankruptcy proceedings. The expert testimony includes detailed financial and production cost modeling of each of the plans, and analyses of the impact of creditor recovery and bulk power market competition on the financial feasibility of the plans and the future rates for the member cooperatives.

          Restructuring of the Electric Power Sector of the Ukraine. As part of a multinational task force of 15 teams from 8 donor countries, the Company is the lead management consultant assigned to the restructuring of the Ukrainian power system, one of the largest in the world with over 50,000 megawatts of installed capacity. With a team of 25 full-time local and foreign consultants, the Company is assisting with the establishment and development of the National Electricity Regulatory Commission and the four fossil-fueled generating companies and the corporatization of 12 distribution companies.

          Evaluation of Environmental Impacts: A Workbook. The Company prepared a workbook and conducted training workshops for the Asian Development Bank's staff and consultants on methods to guide the identification, quantification and monetization of the environmental impacts of projects within the ADB's investment portfolio. The project included some of the world's leading environmental economists, whose input was coordinated into a format accessible to practitioners and financial analysts. The workbook was reviewed at other multilateral lending institutions, including the World Bank, OECD, and EBRD and published by the ADB in 1996.

          International Joint Venture Development. Over a four-year period, the Company has assisted a U.S. based coal products company to define its international strategy and to select particular countries for market entry. In the case of Indonesia, the Company's HB Capital subsidiary partnered with the client and other participants to determine the feasibility of the first commercial coal beneficiation plant in Sumatra. The feasibility study having been completed, a joint venture between a large international resource company and the client have purchased HB Capital's interest in the project.

COMMERCIAL AND PUBLIC SECTOR CONTRACTS

     Hagler Bailly has a diversified client base in both the private and public sectors. The contractual relationships with the Company's clients vary greatly from one sector to another as well as within each sector. There are no standard commercial contracts and clients have different contracting policies. In many cases, the only contract between the Company and its commercial client is an engagement letter which specifies the broad scope of work, duration and billing rates.

     The Company's public sector contracts are typically the result of competitive solicitations conducted under well defined acquisition regulations specific to each contracting entity, for example, the United States Government, European Union or World Bank. Many of the Company's public sector procurement contracts contain base periods of one or more years, as well as one or more option periods that in many cases cover more than half of the potential contract duration. Public sector contracts, by their terms, generally can be terminated at any time by the client, without cause, for the convenience of the client. If a public sector contract is so terminated, the Company generally would be entitled to receive compensation for the services provided or costs incurred at the time of termination and a negotiated amount of the profit on the contract to the date of termination. In addition, all public sector contracts require compliance with various contracts provisions and procurement regulations. The addition of new or modified procurement regulations could adversely affect the Company or increase its costs of competing for or performing public sector contracts. Any violation (intentional or otherwise) of these regulations could result in the termination of the contracts, imposition of fines, and/or debarment from award of additional public sector contracts. Most public sector contracts are also subject to modification in the event of changes in funding and the Company's contractual costs and revenue are subject to adjustment as a result of government audits. Further, public sector contract awards are also subject to protest by competitors. The termination or substantial modification of any of the Company's significant contracts or the imposition of fines, damages or suspension from bidding on additional contracts could have a materially adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HUMAN RESOURCES

     On April 1, 1997, the Company's personnel consisted of 254 full-time employees, including 115 consultants, 47 technical and research personnel and 92 administrative personnel, and 53 part-time employees. The two largest offices of the Company are Arlington, Virginia and Boulder, Colorado with 116 and 70 full-time employees, respectively. Twelve full-time employees are stationed outside the United States. This number excludes the personnel of the Company's non-wholly owned subsidiaries in Argentina, Indonesia and Pakistan which have, respectively, six, 11, and 28 full-time employees. It also excludes locally hired independent contractors.

     Approximately 83% of the Company's full-time consulting staff have advanced degrees. Much of the Company's success has been based on its ability to integrate these different disciplines into effective consulting teams. The Company's 16 consulting directors average 15 years of management consulting experience, most of which has been in the energy, utility and environmental industries. Several of its most experienced consultants have worked together for over 15 years. Hagler Bailly believes that this long-term experience of working together as a team enables the Company to respond quickly to changing market conditions and consistently deliver high quality consulting services in response to the complex demands of its clients.

     Hagler Bailly believes its success depends in large part on attracting, retaining and motivating talented, creative and professional employees at all levels. The Company de-emphasizes hiring directly from graduate schools, instead, seeking graduates from top schools with prior relevant consulting experience and strong project management, analytic and communications skills in competitive and regulated industries, especially those with meaningful international experience. The Company also hires professionals with senior executive experience directly from industry. The Company supplements its full-time staff with outside consultants with proven experience in their respective fields. Several of these outside consultants are well-known professors at leading universities. In addition, the Company employs part-time researchers at its survey center in Madison, Wisconsin. Recruiting is coordinated firmwide.

     Training and mentoring are integral parts of the Company's staff development program. The aim of the program is to ensure excellence and consistency throughout the entire organization while increasing individual and team productivity. Training consists of a core and practice-based program. The core program includes a CD-ROM based general orientation to the Company and training on firmwide standards. Practice-based programs, which include mentoring and career counseling, are aimed at developing specific proficiencies in the use of consulting tools, industry segments or areas of expertise. The Company conducts a number of training sessions and planning retreats each year that emphasize its consulting core values, development of consulting products and business development techniques. The Company maintains professional liability insurance to an aggregate maximum of $10.0 million.

     The Company believes it has developed an environment that encourages open communication across practice areas and offices that is fostered by a worldwide electronic network and BIKEnet, continuous learning and intellectual innovation. Consultants are encouraged to work across practices and geographic regions. The Company's culture is characterized by team play, ethical conduct, professional growth and professional integrity.

     Hagler Bailly attracts and motivates its professional and administrative staff by offering competitive packages of base and incentive compensation and benefits. All full-time and part-time staff members are eligible for bonuses. A significant percentage of the Company's income before bonuses and taxes is distributed as bonuses to its staff, the majority of which is targeted towards the Company's top performers -- usually its consulting directors, principals, and managers. The bonus awards are the result of measurement of performance against predetermined target compensation goals that balance individual and team performance. This structure gives senior staff members a vested interest in the Company's overall success and performance while still promoting individual initiative and excellence. The Company appreciates the importance of recognition and a promotion track for its administrative staff and fully integrates this staff into the conduct of its business. The performance of all employees is reviewed annually for compensation and promotion purposes. The Company's environment has resulted in the Company experiencing voluntary consultant attrition of less than 12.0% over each of the past three years, predominantly at the junior and mid-level associate levels.

     Further, all of the Company's consulting directors own Common Stock and the Company's key employees are eligible to receive stock options. See "Management -- Long-Term Incentive Plan." As of the date hereof, there were options to purchase 1,056,565 shares of Common Stock outstanding. In addition, the Company maintains deferred compensation and 401(k) profit sharing plans.

COMPETITION

     The market for consulting services in the fields of energy and the environment is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of consulting market segments, both in the United States and internationally, including general management consulting firms, the consulting practices of the "Big Six" accounting firms, consulting engineering firms, technical and economic advisory firms and market research firms. Many information technology consulting firms also maintain significant energy practices and others may enter the field in the future. Many of these companies are national and international in scope and have greater financial, technical and marketing resources than the Company. In the private sector, the Company believes the key competitive factors are quality and service, followed by price, while in the public sector the Company believes the key competitive factors are price and service. The Company believes that its experience, reputation, industry focus, and broad range of services have and will continue to enable it to compete effectively in the private and public sector both in the United States and internationally.

FACILITIES

     In aggregate, the Company leases approximately 115,000 square feet of office space in the following 11 principal offices: Arlington, Virginia (headquarters); Boston, Massachusetts; Boulder, Colorado; Buenos Aires, Argentina; Dublin, Ireland; Houston, Texas; Islamabad, Pakistan; Jakarta, Indonesia; Madison, Wisconsin; Paris, France; and San Francisco, California; and branch offices in Brussels, Belgium, Philadelphia, Pennsylvania and Manila, Philippines. Each principal office represents a permanent location servicing multiple clients which is run by a member of the Company's senior management. In addition, from time to time the Company leases a project office to enable it to service a specific international project involving a particular individual client, in which case the office is paid for directly by the client. The Company currently has project offices in ten foreign locations totaling approximately 12,000 square feet. All of the Company's principal, branch and project offices are electronically linked together and have access to all of the Company's capabilities and core consulting tools. The Company believes that its facilities are adequate for its current needs and that additional facilities can be leased to meet future needs. See Note 11 to Consolidated Financial Statements.

LEGAL PROCEEDINGS

     The Company is from time to time a party to litigation arising in the ordinary course of its business. The Company is not subject to any pending material litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's Executive Officers (as defined below) and directors and their respective ages and positions are as follows:


NAME                                AGE      POSITIONS
----                                ---      ---------
Henri-Claude A. Bailly (1)          50   President, Chief Executive Officer and Chairman of the
                                           Board; Chief Executive Officer of Hagler Bailly
                                           Consulting
Daniel M. Rouse                     46   Vice President, Chief Financial Officer and Treasurer
Kathleen J. Murphy                  50   Vice President - Corporate Infrastructure
Vinod K. Dar                        46   Director and Managing Director of Hagler Bailly Consulting
Alain M. Streicher                  48   Director and Chief Executive Officer and Managing Director
                                           of Hagler Bailly Services
Michael D. Yokell                   50   Director and Managing Director of Hagler Bailly Consulting
Fred M. Schriever (1)(2)(3)         67   Director
Robert W. Fri (1)(2)(3)             61   Director

------------------
(1)  Member of the Executive Compensation Committee of the Board of Directors
(2)  Member of the Audit Committee of the Board of Directors
(3)  Member of the Stock Option Committee of the Board of Directors

     Henri-Claude A. Bailly has served as the Company's Chief Executive Officer since the Company was founded in 1980, and as President of the Company from 1984 to 1987 and from May 1995 to date, and as Chairman of the Board from 1984 to date. From September 1984 to May 1995, Mr. Bailly was also employed by RCG in a series of management positions, and ended his tenure there as Senior Vice President and director of RCG and Chairman of the Board and Chief Executive Officer of RCG/HB. From 1972 to 1980, Mr. Bailly was employed in successive positions from Associate to Managing Director of Resource Planning Associates, an international energy, utilities and environmental management consulting firm. Mr. Bailly holds a Master of Business Administration degree from Harvard University and Bachelor and Master of Architecture degrees from the University of Washington. Mr. Bailly serves on the Board of Directors of the United States Energy Association and was appointed as a member of the National Coal Council.

     Daniel M. Rouse has been employed as the Company's Chief Financial Officer and Treasurer since he joined the Company in 1991. From 1987 to 1991, Mr. Rouse was employed by Strategic Solutions, Inc. as Chief Financial Officer. From 1984 to 1987, Mr. Rouse was a principal at Loeb and Cohen, P.C. From 1979 to 1984, Mr. Rouse was employed by Jarrell Oil Company, Inc. as Vice President Finance and Controller. Mr. Rouse holds a Bachelor of Science degree in Finance and Accounting from York University (Canada). Mr. Rouse is a Certified Public Accountant.

     Kathleen J. Murphy has been employed as the Company's Vice President - Corporate Infrastructure since March 1997. From August 1995 to March 1997, Ms. Murphy worked as an independent consultant. From 1989 to August 1995, Ms. Murphy was employed by Andersen Consulting. From 1983 to 1989, Ms. Murphy worked as an independent consultant. From 1971 to 1982, Ms. Murphy was an employee with McKinsey & Company, Inc. Ms. Murphy holds a Bachelor of Arts degree from Marymount Manhattan College and a Master of Arts degree from New York University.

     Vinod K. Dar, one of the original founders of the Company, rejoined the Company in 1995 and leads its corporate strategy and management consulting practice. After leaving the Company in 1984, Mr. Dar was employed in various senior executive positions in the energy industry. From 1984 to 1989, Mr. Dar was Executive Vice President and a director of Hadson Corporation and Chief Executive Officer of Hadson Gas Systems. In 1990, Mr. Dar was Senior Vice President of American Exploration Company. From mid 1990 to 1992, Mr. Dar was a Managing Director of Dar & Company.

From 1992 to 1994, Mr. Dar was the Chairman of Sunrise Energy Services. From 1994 to 1995, Mr. Dar was Senior Advisor to the Company. From 1978 to 1980, Mr. Dar was a Senior Associate with Resource Planning Associates. Mr. Dar holds a Bachelor of Science degree in Engineering and a Master of Science degree in Management and Finance from the Massachusetts Institute of Technology. Mr. Dar serves as a director and chairman of the Compensation Committee of HarCor Energy, an independent oil and gas company traded on the Nasdaq Stock Market.

     Alain M. Streicher has been employed by the Company in various management positions since it was founded in 1980. Since January 1997, Mr. Streicher has served as the Chief Executive Officer of Hagler Bailly Services and leads the Company's energy and infrastructure planning and development practice. Mr. Streicher has served as a member of the Board of Directors of the Company since May 1995. From 1976 to 1980, Mr. Streicher was Chief Energy Analyst at the CEREN in Paris. Mr. Streicher holds a Bachelor of Science degree in Physics and Chemistry from the University of Orleans (France) and a Masters degree in Physics from the University of Grenoble (France) and a Masters degree in Industrial Management from the Ecole des Mines in Paris (France).

     Michael D. Yokell has been employed by the Company in various positions since 1987, and currently leads the Company's economic analysis and litigation support practice. Mr. Yokell has served as a member of the Board of Directors of the Company since May 1995 and as President of Predecessor from 1988 to 1995. Mr. Yokell was the President of Energy and Resource Consultants ("ERC"), a corporation acquired by the Company in 1987. Before entering management consulting, Mr. Yokell taught Economics at the University of California, Berkeley and Washington State University and was a Senior Economist at the United States Department of Energy. Mr. Yokell holds a Ph.D. and Masters degree in Economics from the University of Colorado and a Bachelor of Science degree in Physics from the Massachusetts Institute of Technology. Mr. Yokell serves on the Board of Directors of the Keystone Energy Center.

     Fred M. Schriever has served as a member of the Board of Directors of the Company since May 1995. Mr. Schriever retired in April 1996 from RCG. Mr. Schriever was employed by RCG in various positions since 1971, most recently as its Chairman and Chief Executive Officer. Prior to joining RCG, Mr. Schriever was a partner of BoozoAllen & Hamilton. Since 1996, Mr. Schriever has been a consultant to various industry groups. Mr. Schriever is a Fellow of both the Institute of Directors and the Institute of Management Consultants in the United Kingdom, and a member of the United States Institute of Management Consultants.

     Robert W. Fri has served as a member of the Board of Directors of the Company since May 1995. Mr. Fri is currently director of the National Museum of Natural History at the Smithsonian Institution, and Senior Fellow Emeritus at Resources for the Future, where he served as President from 1986 to 1995. Mr. Fri is a director of American Electric Power Company, a member of the University of Chicago Board of Governors for the Argonne National Laboratory, and a trustee of Science Service, Inc., publisher of Science News and organizer of the Westinghouse Science Talent Search. In 1971, Mr. Fri became the First Deputy Administrator of the United States Environmental Protection Agency. In 1975, President Ford appointed Mr. Fri as the Deputy Administrator of the United States Energy Research and Development Administration. Mr. Fri served as acting administrator of both agencies for extended periods. From 1978 to 1986, Mr. Fri operated his own company, Energy Transition Corporation. Mr. Fri began his career with McKinsey & Company, where he was elected a Principal.

     The Company's Chief Executive Officer, Chief Financial Officer and Vice-President - Corporate Infrastructure (the "Executive Officers") are appointed annually by, and serve at the discretion of, the Board of Directors. Each Executive Officer is a full-time employee of the Company. The Board of Directors currently consists of six members. The Company expects to add a third independent director to its Board of Directors within 90 days following the consummation of this Offering. The Board of Director is divided into three classes, each of whose members serve a staggered three-year term. The Board of Directors is comprised of two Class I Directors (Messrs. Dar and Schriever), two Class II Directors (Messrs. Fri and Yokell) and three Class III Directors (Messrs. Bailly and Streicher and the third independent director expected to be appointed). At each annual meeting of stockholders the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The initial terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders held in calendar years 1998, 1999 and 2000, respectively. There is no family relationship between any director or executive officer of the Company.

OTHER MANAGING DIRECTORS

     In addition to the above executive officers, the Company depends on two other key employees.

     Robert D. Rowe has been employed by the Company in various positions since 1987, most recently as the Managing Director of the Company's environmental management consulting practice. From 1982 to 1987, Mr. Rowe was a Senior Vice President of ERC. From 1979 to 1982, Mr. Rowe was a senior economist with Abt Associates, Inc., an economic and environmental consulting firm. From 1974 to 1979, Mr. Rowe taught Economics at the University of Wyoming. Mr. Rowe holds a Bachelor degree in Computer Science from Michigan State University and a Ph.D. in Economics and Statistics from Texas A&M University. Mr. Rowe is a consultant to the United States Environmental Protection Science Advisory Board.

     Alex M. Steinbergh has been employed by the Company in various management positions since 1992 and currently serves as the Chief Executive Officer and Managing Director of HB Capital. Mr. Steinbergh is the co-founder and currently a general partner of Resource Capital Group, a holding company for real estate investment, management and development companies in Cambridge, MA. From 1972 to 1980, Mr. Steinbergh was a colleague of Mr. Bailly at Resource Planning Associates where he held successive positions from Associate to Managing Director. From 1969 to 1972, Mr. Steinbergh was an Associate of McKinsey & Company. Mr. Steinbergh holds a Master of Business Administration degree from Harvard University, a Masters degree in Economics from Case Western Reserve University and a Bachelor degree in Economics from Cornell University.

BOARD COMMITTEES

     On April 26, 1996, the Board of Directors established an Audit Committee and an Executive Compensation Committee. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services and related fees provided by the independent auditors.

     The Executive Compensation Committee is responsible for the administration of all salary and incentive compensation plans for the executive officers and directors who are employees of Hagler Bailly, Inc., including bonuses, and also reviews and approves the compensation, including bonus awards, for the Managing Directors of the Company's three operating subsidiaries.

     The Stock Option Committee was established in January 1997. The Stock Option Committee administers the Hagler Bailly, Inc. Employee Incentive and Non-Qualified Stock Option and Restricted Stock Plan (the "Stock Plan") on behalf of the Board of Directors.

     The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company are paid a fee of $1,000 for each meeting attended in person and all directors are reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. Pursuant to the terms of the Company's Stock Plan, each director of the Company who is not otherwise employed by the Company automatically will be granted an option to purchase 3,000 shares of Common Stock for each year of the term to be served upon his or her initial election or re-election to the Board of Directors. The options will have an exercise price equal to the fair market value of the Common Stock on the date of grant, and will be exercisable in equal annual installments over the term to be served beginning on the first anniversary of the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to the annual and long-term compensation paid to the Company's Chief Executive Officer and the four most highly compensated executive officers of the Company for the year ended December 31, 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                      LONG-TERM
                                                          ANNUAL COMPENSATION       COMPENSATION
                                                          ---------------------     ------------
                                                           SALARY        BONUS         OPTIONS/          ALL OTHER
NAME AND PRINCIPAL POSITION                                  ($)          ($)          SARs (#)       COMPENSATION (1)
---------------------------                               --------     --------     ------------      ----------------
Henri-Claude A. Bailly................................    $325,000     $606,954        51,863            $107,126(2)
  President, Chief Executive Officer and Chairman of
     the Board
Daniel M. Rouse.......................................     134,335      110,683            --              13,931
  Vice President, Chief Financial Officer and
     Treasurer
Vinod K. Dar..........................................     308,753           --            --             467,931(3)
  Managing Director of Hagler Bailly Consulting
Alain M. Streicher....................................     176,357      270,245            --              13,931
  Chief Executive Officer and Managing Director of
     Hagler Bailly Services
Michael D. Yokell.....................................     176,357      377,076            --              13,931
  Managing Director of Hagler Bailly Consulting

------------------
(1) Represents deferred compensation and matching payments and profit sharing under the Company's 401(k) Profit Sharing Plan.
(2) Represents $93,195 paid pursuant to Mr. Bailly's employment agreement and $13,931 in matching payments and profit sharing under the Company's 401(k) Profit Sharing Plan. See "--Employment Related Agreement."
(3) Represents $454,000 paid to the Hagler Bailly, Inc. Deferred Compensation Plan Trust for Vinod K. Dar and $13,931 in matching payments and profit sharing under the Company's 401(k) Profit Sharing Plan. See "-- Deferred Compensation Plan for Vinod K. Dar."

     Effective January 1, 1997, the Executive Compensation Committee of the Board of Directors approved new base salaries for the Named Executive Officers. The new annual base salaries will range from $175,000 to $375,000. In addition to the base salaries, the Named Executive Officers may also be awarded bonuses based on the attainment of certain financial and non-financial performance criteria. Bonus awards for Executive Officers of the Company, under the Hagler Bailly Annual Bonus Plan, are determined by the Executive Compensation Committee of the Board of Directors. In the future, the Executive Compensation Committee of the Board of Directors will determine the terms of employment for Executive Officers of the Company on an annual basis. Compensation, including bonus awards, for the Managing Directors of the Company's three operating subsidiaries will be determined by the Chief Executive Officer of the Company, and reviewed and approved by the Executive Compensation Committee.

     The following table presents information with respect to grants of stock options to purchase the Company's Common Stock during the year ended December 31, 1996, to the Named Executive Officers.

                           OPTION/SAR GRANTS IN 1996

                                                                                                  POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                                VALUE AT ASSUMED
                                      -------------------------------------------                ANNUAL RATES OF STOCK
                                                     % OF TOTAL                                  PRICE APPRECIATION FOR
                                                   OPTIONS GRANTED    EXERCISE OR                   OPTION TERMS(3)
                                       OPTIONS     TO EMPLOYEES IN    BASE PRICE   EXPIRATION    ----------------------
NAME                                   GRANTED       FISCAL YEAR       PER SHARE      DATE          5%          10%
----                                  ---------    ---------------    -----------  ----------    -------     ----------
Henri-Claude A. Bailly..............  34,575(1)          55%             $1.06       6/30/01     $10,126      $22,375
                                      17,288(2)          28%             $1.16       6/30/01       5,541       12,243
Daniel M. Rouse.....................      --             --                 --            --          --          --
Vinod K. Dar........................      --             --                 --            --          --          --
Alain M. Streicher..................      --             --                 --            --          --          --
Michael D. Yokell...................      --             --                 --            --          --          --

------------------
(1) Non-qualified options granted pursuant to the Company's Stock Plan, all of which are immediately vested on the date of grant, with an exercise price based upon the book value per share as of May 25, 1995, adjusted for accretion of formula value during the interim period up to the grant date as set forth in the then existing stockholders' agreement.
(2) Incentive stock options granted pursuant to the Company's Stock Plan, all of which are immediately vested on the date of grant, with an exercise price equal to 110% of the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(3) The potential realizable value is calculated based on the five-year term of the option at the time of its grant. It is calculated by assuming that the stock price on the date of grant appreciates from the exercise price at the indicated annual rate, compounded annually for the entire term of the option. The actual realizable value of the options based on the price to public in the Offering will substantially exceed the potential realizable value shown in the table.

     The following table sets forth the number of shares covered by exercisable and unexercisable options held by the Named Executive Officers on December 31, 1996 and the aggregate gains that would have been realized had these options been exercised on December 31, 1996, even though the options were not exercised, and the unexercisable options could not have been exercised on December 31, 1996. No stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1996.

                      AGGREGATED OPTION EXERCISES IN LAST
                                FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                     OPTIONS AT FISCAL YEAR        IN-THE-MONEY OPTIONS
                                                             END(#)              AT FISCAL YEAR END($)(1)
                                                    -------------------------  ----------------------------
NAME                                                EXERCISABLE  UNEXERCISABLE EXERCISABLE   UNEXERCISABLE
----                                                -----------  ------------  ------------  --------------
Henri-Claude A. Bailly............................      34,575       251,542    $  142,449    $  1,262,741
                                                        17,288            --        69,498              --
Daniel M. Rouse...................................          --        12,087            --          60,677
Vinod K. Dar......................................          --            --            --              --
Alain M. Streicher................................          --       120,930            --         607,069
Michael D. Yokell.................................          --       193,490            --         967,450

------------------
(1) Options are in-the-money if the market value of the shares covered thereby is greater than the option exercise price. Value is calculated based on the fair market value of the Common Stock at December 31, 1996 of $5.18 (as determined by an independent third party appraisal), less the exercise price. Such fair market value at December 31, 1996 is lower than the price to public in the Offering.

1997 OPTION GRANTS

     On January 17, 1997, the Company granted options under the Stock Plan at exercise prices ranging from $6.10 to $6.71 per share to certain individuals, including directors and Executive Officers of the Company in the amounts set forth in the table below. Other than options granted to Messrs. Bailly, Schriever and Fri, such options vest in equal proportions over four years commencing on July 1, 1998 and continuing on each July 1 thereafter until fully vested. Of the options granted to Mr. Bailly, options to purchase 34,575 shares of Common Stock are currently vested and the remaining options vest in equal amounts over the next four years commencing January 1, 1998. The options granted to Messrs. Schriever and Fri are immediately exercisable. All options expire on the tenth anniversary of the date of grant or, in the case of Mr. Bailly, on the fifth anniversary of the date of grant. The following table sets forth certain information with respect to such grants to directors and officers:

                                                                                               NUMBER
                                     NAME AND POSITION                                       OF OPTIONS
                                     -----------------                                       ----------
Henri-Claude A. Bailly, President, Chief Executive Officer and Chairman of the Board.......    172,876
Daniel M. Rouse, Vice President Finance, Chief Financial Officer and Treasurer.............     20,745
Fred M. Schriever, Director................................................................      5,186
Robert W. Fri, Director....................................................................      5,186

     On March 11, 1997, the Company granted options to purchase 15,000 shares of Common Stock to Kathleen J. Murphy -- Vice President - Corporate Infrastructure, at an exercise price of $10.00 per share which vest ratably over four years commencing July 1, 1998.

     On June 17, 1997, the Company granted options to purchase 15,000 shares of Common Stock to Stephen V.R. Whitman, at an exercise price equal to the initial public offering price which vest ratably over four years commencing July 1, 1998. On that same date, the Company granted options to purchase 15,000 shares of Common Stock to Alan Madian, at an exercise price of $12.00 per share which vest ratably over four years commencing June 1, 1998.

ANNUAL BONUS PLAN

     Each year the Company sets aside a percentage of its consolidated income before bonuses and taxes ("IBBT") to fund a Company-wide bonus pool. All full-time and part-time regular employees who have at least one year of service are eligible for a bonus.

     Annual cash bonuses are funded from a pool whose size depends on the overall financial performance of the Company, and management reserves the right not to award any bonuses in any year. In 1996, the Company contributed approximately $3.8 million, which is approximately 53% of its consolidated IBBT (excluding the non-recurring, non-cash compensation expense of $6.2 million), to the bonus pool. Starting January 1, 1997, the Board of Directors has determined that a maximum of 40.0% of IBBT will be set aside for bonuses. Except as noted above for Executive Officers and Managing Directors of the Company, management determines the extent of any award made to an employee based on certain performance criteria.

EMPLOYMENT RELATED AGREEMENT

     Hagler Bailly and Hagler Bailly Services entered into an employment agreement with Mr. Bailly on May 25, 1995 in connection with the management repurchase of the Company from RCG and such agreement was amended and restated effective upon consummation of the Offering (the "Bailly Agreement"). Mr. Bailly will serve as Chairman of the Board, President and Chief Executive Officer of the Company, and Chairman of the Board, President and Chief Executive Officer of Hagler Bailly Consulting for a term of three (3) years and will receive for his services an initial base salary of $375,000 per year, subject to increase each January 1 by an amount that is no less than the greater of

5.0% over the annual rate of base salary in effect the preceding year, and the increase in the Consumer Price Index National Index for the year. Mr. Bailly is entitled to a bonus for each calendar year equal to an amount determined by the Executive Compensation Committee of the Board of Directors. Mr. Bailly is also entitled to receive, from time to time, options to purchase common stock pursuant to the Stock Plan as determined by the Stock Option Committee of the Board of Directors. Mr. Bailly is entitled to participate in all of the benefit programs which are presently or may in the future be provided by the Company. In addition, Mr. Bailly is also entitled to a bonus equal to the average bonus percentage received during the term of the Bailly Agreement multiplied by the then current base salary if his employment is terminated without cause or upon a change in control (as defined in the Bailly Agreement).

     The Company has no written employment contracts with any of its other Executive Officers.

LONG-TERM INCENTIVE PLAN

     The Board of Directors adopted the Hagler Bailly, Inc. Employee Incentive and Non-Qualified Stock Option and Restricted Stock Plan (the "Stock Plan") on May 17, 1995 and adopted a restated version of the Stock Plan on December 31, 1996. The Stock Plan is designed to enhance the long-term profitability and stockholder value of the Company by offering Common Stock to those individuals who are key to the growth and success of the Company, to attract and retain executives with experience and ability on a basis competitive with industry practice and to encourage executives to acquire and maintain stock ownership in the Company.

     The Stock Plan is administered by the Stock Option Committee of the Board of Directors. The Stock Option Committee has exclusive authority (i) to grant Awards (as defined below) under the Stock Plan; (ii) to make all interpretations and determinations affecting the Stock Plan; and (iii) to determine the individuals to whom Awards are granted, the amount of such Award, any applicable vesting schedule, and any other terms of an Award.

     Participation in the Stock Plan is limited to employees, consultants, and independent consultants of the Company who are selected from time to time by the Board of Directors or the Stock Option Committee. Awards under the Stock Plan may be in the form of incentive stock options that meet the requirements of
Section 422 of the Internal Revenue Code, "nonqualified" stock options, and restricted stock grants (collectively, "Awards"). Any Award issued under the Stock Plan that is forfeited, expired, canceled or terminated prior to vesting or exercise will again become available for grant under the Stock Plan.

     The maximum number of shares of Common Stock that may be issued and sold under the Stock Plan is 3,200,000 shares. In the event of any stock dividend, stock split, recapitalization, merger, other change in the capitalization of the Company or similar corporate transaction or event affecting the Common Stock, the Board or Directors or the Executive Compensation Committee may make appropriate adjustments to Awards.

     As of June 30, 1997, Awards under the Stock Plan to employees and consultants to purchase an aggregate of 1,056,565 shares of the Company's Common Stock were outstanding at exercise prices per share ranging from $0.16 to $12.00.

401(K) SAVINGS PLAN

     The Company maintains a tax-qualified defined contribution employee profit sharing and 401(k) plan (the "Plan"). All employees are eligible to participate in the Plan once they complete an hour of service with the Company. The Plan consists of three components: employee pre-tax contributions, Company matching contributions and Company supplemental contributions. The Plan contains provisions which are intended to satisfy the tax qualification requirements of
Section 401(k) of the Internal Revenue Code of 1986. Each employee may elect to defer up to 16.0% of his or her compensation, subject to a maximum, in 1997, of $9,500. Employee contributions are fully vested and nonforfeitable at all times and are invested according to the direction of the employee. The Company may, but has no obligation to, make matching contributions determined, in the discretion of the Company, prior to the beginning of the plan year for which the match is to be made. The Company may, in its discretion, make a supplemental contribution to the Plan for any plan year. Supplemental contributions are allocated to participants' accounts in proportion to their pay. Matching and supplemental contributions vest over a four-year period. Plan participants are entitled to receive a distribution of the vested interest in their accounts upon retirement, death, permanent disability or termination of employment. See Note 12 to Consolidated Financial Statements.

DEFERRED COMPENSATION PLAN FOR VINOD K. DAR

     In September 1996, the Company adopted the Hagler Bailly, Inc. Deferred Compensation Plan Trust for Vinod K. Dar, an individual deferred compensation plan for Vinod K. Dar, a Managing Director of Hagler Bailly Consulting. Pursuant to this plan, the Company contributed $454,000 of Mr. Dar's compensation payable for services performed to a trust created for his benefit. The trust used such deferred compensation to purchase 345,754 shares of Common Stock from the Company at a price of $1.31 per share. Subject to the terms of the trust, including, upon Mr. Dar's termination of employment or in the event of a change of control, Mr. Dar will receive a distribution of 345,754 shares of Common Stock from the trust. See Note 10 to Consolidated Financial Statements.

                              CERTAIN TRANSACTIONS

MANAGEMENT BUY-OUT

     The Company was founded in 1980 as Hagler Bailly & Company, Inc. In 1984, it was acquired by RCG, an indirect subsidiary of Reliance Group Holdings, Inc. and in 1985 renamed RCG/HB. In May 1995, the management of RCG/HB completed the Management Buy-Out. The Management Buy-Out was structured as a stock purchase of the outstanding capital stock of RCG/HB and was financed by a $7.0 million Secured Senior Bank Loan and a $4.6 million Subordinated Loan from RCG. The remainder of the Management Buy-Out was financed by the proceeds of the sale of Hagler Bailly's common stock to employees and directors, all of whom are Selling Stockholders.

CLASS B OPTION CANCELLATION AND CONVERSION

     Effective December 31, 1996, the Board of Directors approved (i) the cancellation of all of the options to purchase shares of the Company's Class B Common Stock vesting January 1, 1998 and (ii) the amendment of all options to purchase shares of the Company's Class B Common Stock vesting January 1, 1997 to substitute 0.9 of a share of Class A Common Stock for each share of Class B Common Stock underlying such option. The holders of such options each consented to the cancellation and acknowledged the amendment of such options. See Note 10 to Consolidated Financial Statements.

RECAPITALIZATION

     Effective December 31, 1996, the Company effected a recapitalization pursuant to which each outstanding share of Class B Common Stock was exchanged for 0.9 shares of Class A Common Stock.

DEFERRED COMPENSATION PLAN FOR VINOD K. DAR

     In September 1996, the Company adopted the Hagler Bailly, Inc. Deferred Compensation Plan Trust for Vinod K. Dar. Pursuant to this plan, the Company contributed $454,000 of Mr. Dar's compensation payable for services performed to a trust created for his benefit. The trust used such deferred compensation to purchase 345,754 shares of Common Stock from the Company at a price of $1.31 per share. Subject to the terms of the trust, including, upon Mr. Dar's termination of employment or in the event of a change of control, Mr. Dar will receive a distribution of 345,754 shares of Common Stock from the trust. See Note 10 to Consolidated Financial Statements.

FUTURE TRANSACTIONS

     The Company considers that all transactions with affiliates have been made on terms at least as favorable to the Company as could have been made for similar transactions with unrelated third parties. In the future, the Company will not enter into any transactions with officers, directors or other affiliates unless the terms are as favorable to the Company as those generally available from unaffiliated third parties and the transactions are approved by a majority of disinterested directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock at March 31, 1997, by: (i) each director and the Named Executive Officers; (ii) each person known by the Company to beneficially own more than 5.0% of the outstanding shares of the Common Stock; (iii) all Executive Officers and directors as a group and (iv) the Selling Stockholders, both before and after giving effect to the sale of 3,150,000 shares of Common Stock in the Offering. Each person named below has an address in care of the Company's principal executive offices.

                                              SHARES BENEFICIALLY
                                                OWNED PRIOR TO       SHARES BEING   SHARES BENEFICIALLY
                                                 OFFERING (1)          OFFERED      OWNED AFTER OFFERING
                                              --------------------   ------------   --------------------
                                               NUMBER                   NUMBER       NUMBER
                  NAMES                       OF SHARES        %      OF SHARES     OF SHARES        %
                  -----                       ---------      -----    ---------     ---------      -----
Henri-Claude A. Bailly (2)                    1,029,489      17.85      123,628       905,861      10.96
Daniel M. Rouse (3)                             115,813       2.11       14,472       101,341       1.27
Kathleen J. Murphy (4)                               --         --           --            --         --
Vinod K. Dar (5)                                518,631       9.46       50,000       468,631       5.87
Michael D. Yokell (6)                           884,998      16.14       93,988       791,010       9.91
Alain M. Streicher (7)                          604,985      10.80       64,138       540,847       6.67
Fred M. Schriever (8)                            88,166       1.61        9,359        78,807          *
Robert W. Fri (9)                                 8,643          *        1,641         7,002          *
Robert E. Ciliano (10)                          279,243       5.09       29,656       249,587       3.13
Niels O. de Terra (11)                          119,672       2.18       12,694       106,978       1.29
David A. Keith (12)                             159,564       2.90       18,746       140,818       1.76
Jean-Louis Poirier (13)                         359,030       6.55       38,130       320,900       4.02
John R. Armstrong (14)                          279,243       5.09       29,656       249,587       3.13
Steven A. Mitnick (15)                          115,813       2.11       12,288       103,525       1.29
Robert D. Rowe (16)                             456,111       8.32       48,440       407,671       5.11
Elizabeth S. Marcotte                            70,851       1.29        7,525        63,326          *
Alex M. Steinbergh (17)                         170,698       3.11       18,128       152,570       1.91
Robin C. Calhoun (18)                           159,564       2.91       16,946       142,618       1.79
Joshua Lipton (19)                              115,813       2.11       13,610       102,203       1.28
Robert S. Raucher (20)                          119,672       2.18       12,709       106,963       1.34
Kent D. Van Liere (21)                           92,765       1.69       11,672        81,093       1.02
Dan M. Violette (22)                            141,703       2.58       15,049       126,654       1.59
Carlos A. Yermoli (23)                           70,851       1.29        7,525        63,326          *
All Executive Officers and directors as a
  group (8 persons) (24)                      3,250,725      54.92      650,000     2,893,499      34.40

------------------
  *  Represents less than 1.0% of the outstanding shares of Common Stock.
 (1) Includes 478,802 shares of Common Stock issuable upon the exercise of stock options granted under the Company's Stock Plan which are exercisable within 60 days of March 31, 1997. As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
 (2) Excludes 138,301 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997. Includes 650,087 shares of Common Stock held in two IRA accounts on Mr. Bailly's behalf and 93,285 shares of Common Stock held in two trusts for the benefit of his children. Also includes exercisable options to purchase 286,117 shares of Common Stock.
 (3) Excludes 20,745 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997. Includes 23,573 shares of

     Common Stock held in an IRA account on Mr. Rouse's behalf and exercisable options to purchase 12,087 shares of Common Stock.
 (4) Excludes 15,000 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997.
 (5) Includes 345,754 shares of Common Stock held in the Hagler Bailly, Inc. Deferred Compensation Plan Trust for Mr. Dar's benefit.
 (6) Includes 29,389 shares of Common Stock held in a trust for the benefit of his children.
 (7) Includes 297,425 shares of Common Stock held in IRA accounts on Mr. Streicher's behalf. Also includes exercisable options to purchase 120,930 shares of Common Stock.
 (8) Includes exercisable options to purchase 5,186 shares of Common Stock.
 (9) Includes exercisable options to purchase 5,186 shares of Common Stock. Excludes 6,915 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997.
(10) Includes 174,004 shares of Common Stock held in an IRA account on Mr. Ciliano's behalf.
(11) Includes 71,204 shares of Common Stock held in an IRA account on Mr.
     de Terra's behalf and exercisable options to purchase 15,946 shares of Common Stock.
(12) Excludes 17,287 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997. Includes 97,973 shares of Common Stock held in IRA accounts on Mr. Keith's behalf and exercisable options to purchase 21,263 shares of Common Stock.
(13) Includes 246,854 shares of Common Stock held in an IRA account on Mr. Poirier's behalf.
(14) Includes 217,742 shares of Common Stock held in IRA accounts on Mr. Armstrong's behalf.
(15) Includes 72,615 shares of Common Stock held in an IRA account on Mr. Mitnick's behalf and exercisable options to purchase 12,087 shares of Common Stock.
(16) Includes 255,665 shares of Common Stock held in IRA accounts on Mr. Rowe's behalf.
(17) Includes 61,945 shares of Common Stock held in the Shauna E. Steinbergh Educational Trust, 93,353 shares of Common Stock held in the Laura Rachel Bedell Steinbergh Education Trust and 7,206 shares of Common Stock held in an IRA account on Mr. Steinbergh's behalf.
(18) Includes 138,301 shares of Common Stock held in IRA accounts on Ms. Calhoun's behalf.
(19) Excludes 12,447 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997. Includes 83,099 shares of Common Stock held in an IRA account on Mr. Lipton's behalf.
(20) Includes 103,726 shares of Common Stock held in an IRA account on Mr. Raucher's behalf.
(21) Excludes 17,287 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997. Includes 69,151 shares of Common Stock held in an IRA account on Mr. Van Liere's behalf.
(22) Includes 141,703 shares of Common Stock held in an IRA account on Mr. Violette's behalf.
(23) Includes 45,460 shares of Common Stock held in an IRA account on Mr. Yermoli's behalf.
(24) Excludes 165,961 shares of Common Stock issuable upon exercise of stock options granted by the Company which are not exercisable within 60 days of March 31, 1997. Includes exercisable options to purchase 429,506 shares of Common Stock.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Prior to the consummation of the Offering, the Company will have outstanding 5,482,516 shares of Common Stock and no shares of Preferred Stock. Upon completion of the Offering, the Company will have outstanding 7,982,516 shares of Common Stock and no shares of Preferred Stock. As of March 31, 1997, there were 22 record holders of Common Stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share for the election of directors and all other matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times, if any, as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and does not anticipate paying any cash dividends on such stock in the foreseeable future. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payments to creditors. The Common Stock is not redeemable and has no preemptive or conversion rights.

     The rights of the holders of Common Stock are subject to the rights of the holders of any Preferred Stock which may, in the future, be issued. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon or after the closing of the Offering, the Company will have the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix and determine the relative rights, preferences and limitations of each class or series so authorized without any further vote or action by the stockholders. The Board of Directors may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and have the effect of delaying or preventing a change in the control of the Company. As of the date of this Prospectus, no shares of Preferred Stock are outstanding. The Company has no current intention to issue any shares of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

     Certificate of Incorporation and By-Laws. The Company's Amended and Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The By-Laws provide that the Company's stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50.0% of the Company's capital stock. These provisions of the Certificate of Incorporation and By-Laws could discourage potential acquisition proposals and could delay, defer or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors -- Certain Anti-takeover Effects."

     Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to such plans will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Limitation of Liability. As permitted by the Delaware General Corporation Law, the Company's Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or nonmonetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors will, however, no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

     Indemnification. The Amended and Restated Certificate of Incorporation provides that directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Amended and Restated Certificate of Incorporation also authorizes the Company to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the Amended and Restated Certificate of Incorporation. The Company believes that these provisions and agreements are desirable to attract and retain qualified directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is State Street Bank and Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 7,982,516 shares of Common Stock outstanding. Of these shares, the 3,150,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 4,832,516 shares of Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this Offering (the "Lock-Up Period") without the prior written consent of DLJ. Because of these restrictions, on the date of this Prospectus, no shares other than the 3,150,000 shares offered hereby will be eligible for sale. Upon expiration of the Lock-Up Period, substantially all of the Restricted Shares may become available for sale in the public market subject to Rule 144 and Rule 701 of the Securities Act.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this Offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1.0% of the then-outstanding shares of Common Stock (79,825 shares after giving effect to this Offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following this Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

     Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to register on a registration statement on Form S-8, shortly after the date of this Prospectus, a total of 3,200,000 shares of Common Stock reserved for issuance under the Company's Stock Plan.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom DLJ and Montgomery Securities are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 3,150,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                   NUMBER OF
UNDERWRITERS                                                        SHARES
------------                                                       ---------
Donaldson, Lufkin & Jenrette Securities Corporation............    1,285,000
Montgomery Securities..........................................    1,285,000
Alex. Brown & Sons Incorporated................................       40,000
Cowen & Company................................................       40,000
Hambrecht & Quist LLC..........................................       40,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............       40,000
Goldman, Sachs & Co............................................       40,000
Robertson, Stephens & Company LLC..............................       40,000
Smith Barney Inc...............................................       40,000
Adams, Harkness & Hill, Inc....................................       20,000
George K. Baum & Company.......................................       20,000
William Blair & Company, L.L.C.................................       20,000
Brean Murray & Co., Inc........................................       20,000
Hanifen, Imhoff Inc............................................       20,000
Johnston, Lemon & Co. Incorporated.............................       20,000
JW Charles Securities, Inc.....................................       20,000
Needham & Company, Inc.........................................       20,000
Parker/Hunter Incorporated.....................................       20,000
Ryan, Beck & Co................................................       20,000
Sands Brothers & Co., Ltd......................................       20,000
Scott & Stringfellow, Inc......................................       20,000
Tucker Anthony Incorporated....................................       20,000
Unterberg Harris...............................................       20,000
Wheat First Butcher Singer.....................................       20,000
                                                                 -----------
        Total..................................................    3,150,000
                                                                 -----------
                                                                 -----------

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than in connection with the over-allotment option described below), if any are taken.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of $0.58 per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $0.10 per share to any other Underwriter and certain other dealers.

     Pursuant to the Underwriting Agreement, certain of the Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 472,500 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Representatives exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company, the Selling Stockholders, the executive officers and the directors of the Company have agreed, subject to certain exceptions, with the Underwriters not to, directly or indirectly, offer, pledge, sell, contract to sell, grant any option to purchase, sell any option or contract to purchase, grant any right or warrant for the sale of or otherwise dispose of, without the prior written consent of DLJ, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     In connection with this Offering, the Underwriters have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot this Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in this offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed 5.0% of the total number of shares of Common Stock offered by them and the sales to discretionary accounts by the Representatives will be less than 1.0% of the total number of shares of Common Stock offered by them.

     Prior to the Offering, there has been no established public trading market for the shares of Common Stock. The initial public offering price for the Common Stock offered hereby was determined by negotiation among the Company, representatives of the Selling Stockholders and the Representatives. Among the factors considered in such negotiations were the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering, and the recent market prices of securities of generally comparable companies.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "HBIX."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Pepper, Hamilton & Scheetz LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of Hagler Bailly, Inc. at December 31, 1995 and 1996, and for the period from May 26, 1995 to December 31, 1995, and for the year ended December 31, 1996, and the financial statements of RCG/Hagler Bailly, Inc. (the Predecessor to Hagler Bailly, Inc.) at December 31, 1994, and for the years ended December 31, 1993, 1994 and for the period January 1, 1995 through May 25, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is not currently subject to the information requirements of the Exchange Act. As a result of the Offering, the Company will be required to file reports and other information with the Commission pursuant to the informational requirements of the Exchange Act.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Although statements contained in this Prospectus as to the contents or provisions of any documents referred to herein contain all material terms of such documents, such statements are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     In addition, the Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
HAGLER BAILLY, INC.
  Independent Auditors Report.............................................................................        F-2
  Consolidated Balance Sheets.............................................................................        F-3
  Consolidated Statement of Operations....................................................................        F-4
  Consolidated Statement of Stockholders' Equity..........................................................        F-5
  Consolidated Statement of Cash Flows....................................................................        F-6
  Notes to Consolidated Financial Statements..............................................................        F-7

RCG/HAGLER BAILLY, INC. (PREDECESSOR TO HAGLER BAILLY, INC.)
  Independent Auditors Report.............................................................................       F-18
  Balance Sheet...........................................................................................       F-19
  Statements of Income....................................................................................       F-20
  Statements of Stockholder's Equity......................................................................       F-21
  Statements of Cash Flows................................................................................       F-22
  Notes to Financial Statements...........................................................................       F-23


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Hagler Bailly, Inc.

We have audited the accompanying consolidated balance sheets of Hagler Bailly, Inc., and its subsidiaries, as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period May 26, 1995 to December 31, 1995 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hagler Bailly, Inc., and its subsidiaries at December 31, 1995 and 1996 and the results of their operations and their cash flows for the period May 26, 1995 to December 31, 1995 and for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Washington, D.C.
March 25, 1997

                              HAGLER BAILLY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,              MARCH 31
                                                                  ------------------------------  --------------
                                                                       1995            1996            1997
                                                                  --------------  --------------  --------------
                                                                                                  (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents.....................................  $      671,281  $    1,432,882  $      751,835
  Accounts receivable, net (Note 3).............................      12,733,590      15,038,797      19,341,262
  Prepaid expenses..............................................         175,905         368,282         438,811
  Other current assets..........................................         417,552         216,922       1,048,487
                                                                  --------------  --------------  --------------
Total current assets............................................      13,998,328      17,056,883      21,580,395
Property and equipment, net (Note 4)............................       2,049,439       2,414,449       2,386,429
Intangible assets, net (Note 5).................................       8,177,406       7,661,092       7,477,309
Other assets (Note 6)...........................................         274,926         614,694       1,336,340
                                                                  --------------  --------------  --------------
Total assets....................................................  $   24,500,099  $   27,747,118  $   32,780,473
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

Liabilities and stockholders' equity
Current liabilities:
  Bank line of credit (Note 7)..................................  $      900,000  $    1,750,000  $    4,300,000
  Accounts payable and accrued expenses.........................       2,967,843       2,417,510       4,367,088
  Accrued compensation and benefits.............................       3,461,800       4,227,524       3,647,583
  Billings in excess of cost....................................       1,317,675       2,029,636       1,972,287
  Current portion of long-term debt (Note 8)....................       2,088,000       1,289,000       1,318,750
  Deferred income taxes (Note 9)................................         725,000       1,522,000       2,051,000
                                                                  --------------  --------------  --------------
Total current liabilities.......................................      11,460,318      13,235,670      17,656,708
Long-term debt, net of current portion (Note 8).................       9,062,000       7,273,333       6,921,333
                                                                  --------------  --------------  --------------
Total liabilities...............................................      20,522,318      20,509,003      24,578,041
Commitments and contingencies (Notes 11 and 13)
Stockholders' equity (Note 10):
  Preferred stock, par value $.01; 5,000,000 shares authorized;
     no shares issued or outstanding............................              --              --              --
  Common stock:
     Class A par value $.01, 6,915,081 shares authorized,
        4,321,926, 4,978,160 and 5,482,516 issued and
        outstanding, at 1995, 1996 and March 31, 1997...........          43,219          49,781          54,825
     Class B par value $.01, 2,074,524 shares authorized,
        103,726 issued and outstanding, at 1995, none
        outstanding at 1996 and March 31, 1997..................           1,037              --              --
     Additional paid-in capital.................................       3,023,297       9,937,565      10,131,521
     Retained earnings (deficit)................................         910,228      (2,749,231)     (1,983,914)
                                                                  --------------  --------------  --------------
Total stockholders' equity......................................       3,977,781       7,238,115       8,202,432
                                                                  --------------  --------------  --------------
Total liabilities and stockholders' equity......................  $   24,500,099  $   27,747,118  $   32,780,473
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

                            See accompanying notes.

                              HAGLER BAILLY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                PERIOD FROM         FOR THE               THREE MONTHS
                                               MAY 26, 1995        YEAR ENDED           ENDED MARCH 31,
                                              TO DECEMBER 31,     DECEMBER 31,            (UNAUDITED)
                                            -------------------  --------------  ------------------------------
                                                   1995               1996            1996            1997
                                            -------------------  --------------  --------------  --------------
Revenues:
  Consulting revenues.....................    $    18,194,121    $   38,762,508  $    9,378,229  $   10,778,652
  Subcontractor and other revenues........         11,119,479        22,820,829       5,635,150       5,833,633
                                              ---------------    --------------  --------------  --------------
Total revenues............................         29,313,600        61,583,337      15,013,379      16,612,285
Cost of services..........................         23,811,123        48,785,854      11,802,567      13,027,865
                                              ---------------    --------------  --------------  --------------
Gross profit..............................          5,502,477        12,797,483       3,210,812       3,584,420
                                              ---------------    --------------  --------------  --------------
Selling, general and administrative
  expenses................................          3,230,227         8,583,896       1,985,955       1,984,432
Stock and stock option compensation.......                 --         6,172,000              --          64,869
                                              ---------------    --------------  --------------  --------------
Income (loss) from operations.............          2,272,250        (1,958,413)      1,224,857       1,535,119
                                              ---------------    --------------  --------------  --------------
Other income (expense):
  Interest income.........................             21,681           117,200           5,463          18,567
  Interest expense........................           (658,703)       (1,021,246)       (258,297)       (259,369)
                                              ---------------    --------------  --------------  --------------
                                                     (637,022)         (904,046)       (252,834)       (240,802)
                                              ---------------    --------------  --------------  --------------
Income (loss) before income tax expense...          1,635,228        (2,862,459)        972,023       1,294,317
Income tax expense (Note 9)...............            725,000           797,000         391,000         529,000
                                              ---------------    --------------  --------------  --------------
Net income (loss).........................    $       910,228    $   (3,659,459) $      581,023  $      765,317
                                              ---------------    --------------  --------------  --------------
                                              ---------------    --------------  --------------  --------------
Net income (loss) per share (Note 2)......    $          0.15    $        (0.58) $         0.09  $         0.12
                                              ---------------    --------------  --------------  --------------
                                              ---------------    --------------  --------------  --------------
Weighted average shares outstanding.......          5,907,304         6,273,831       6,366,614       6,240,369
                                              ---------------    --------------  --------------  --------------
                                              ---------------    --------------  --------------  --------------

                            See accompanying notes.

                              HAGLER BAILLY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 PERIOD FROM MAY 26, 1995 TO DECEMBER 31, 1995,
                     FOR THE YEAR ENDED DECEMBER 31, 1996,
              AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1997

                                                 COMMON STOCK
                                        -------------------------------
                                               SHARES                     ADDITIONAL    RETAINED       TOTAL
                                        --------------------               PAID-IN-     EARNINGS    STOCKHOLDERS'
                                         CLASS A    CLASS B    AMOUNT      CAPITAL      (DEFICIT)      EQUITY
                                        ---------  ---------  ---------  ------------  -----------  ------------
Issuance of Common Stock at inception
  (Note 10)...........................  4,149,049         --  $  41,490  $  2,958,510  $        --   $3,000,000
Less: Notes receivable for Common
  Stock...............................         --         --         --       (97,447)          --      (97,447)
Issuance of Common Stock..............    172,877    103,726      2,766       162,234           --      165,000
Net income............................         --         --         --            --      910,228      910,228
                                        ---------  ---------  ---------  ------------  -----------   ----------
Balance, December 31, 1995............  4,321,926    103,726     44,256     3,023,297      910,228    3,977,781
Repayment of Notes receivable for
  Common Stock........................         --         --         --        97,447           --       97,447
Issuance of Common Stock..............    748,425         --      7,484       856,516           --      864,000
Repurchase of Common Stock............   (185,545)        --     (1,855)     (212,070)          --     (213,925)
Substitution and issuance of
  compensatory stock and options
  (Note 10)...........................     93,354   (103,726)      (104)    6,172,375           --    6,172,271
Net loss..............................         --         --         --            --   (3,659,459)  (3,659,459)
                                        ---------  ---------  ---------  ------------  -----------   ----------
Balance, December 31, 1996............  4,978,160         --     49,781     9,937,565   (2,749,231)   7,238,115
Net income (unaudited)................         --         --         --            --      765,317      765,317
Issuance of Common Stock
  (unaudited).........................    504,356         --      5,044       129,087           --      134,131
Compensatory stock and options, net
  (unaudited).........................         --         --         --        64,869           --       64,869
                                        ---------  ---------  ---------  ------------  -----------   ----------
Balance, March 31, 1997 (unaudited)...  5,482,516         --  $  54,825  $ 10,131,521  $(1,983,914)  $8,202,432
                                        ---------  ---------  ---------  ------------  -----------   ----------
                                        ---------  ---------  ---------  ------------  -----------   ----------

                            See accompanying notes.

                              HAGLER BAILLY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     PERIOD FROM          FOR THE         THREE MONTHS ENDED
                                                    MAY 26, 1995        YEAR ENDED             MARCH 31,
                                                   TO DECEMBER 31,     DECEMBER 31,           (UNAUDITED)
                                                 -------------------  ---------------  -------------------------
                                                        1995               1996            1996         1997
                                                 -------------------  ---------------  ------------  -----------
Operating activities
Net income (loss)..............................     $     910,228      $  (3,659,459)  $    581,023  $   765,317
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
      Depreciation and amortization............           734,494          1,265,606        282,457      403,292
      Provision for possible losses............           129,484          1,092,713        172,114       98,693
      Provision for deferred income taxes......           725,000            797,000        391,000      529,000
      Stock and stock option compensation......                --          6,172,000             --       64,869
      Changes in operating assets and
         liabilities:
         Accounts receivable...................        (1,651,314)        (3,397,920)    (1,661,419)  (4,401,158)
         Prepaid expenses......................            59,664           (192,377)      (290,834)     (70,529)
         Other current assets..................          (138,634)           200,630       (120,573)    (831,565)
         Other assets..........................          (204,235)          (339,768)      (168,864)    (721,646)
         Accounts payable and accrued
           expenses............................        (1,705,848)          (550,333)       (51,645)   1,949,578
         Accrued compensation and benefits.....         2,499,276            765,724       (402,550)    (579,941)
         Billings in excess of cost............         1,148,455            711,961        114,620      (57,349)
                                                    -------------      -------------   ------------  -----------
Net cash provided by (used in) operating
  activities...................................         2,506,570          2,865,777     (1,154,671)  (2,851,439)
                                                    -------------      -------------   ------------  -----------
Investing activities
Purchase of RCG/Hagler Bailly, Inc. (net of
  $1,126,873 cash received)....................       (11,802,250)                --             --           --
Acquisition of property and equipment..........          (501,039)        (1,114,031)      (245,395)    (191,489)
                                                    -------------      -------------   ------------  -----------
Net cash used by investing activities..........       (12,303,289)        (1,114,031)      (245,395)    (191,489)
                                                    -------------      -------------   ------------  -----------
Financing activities
Issuance of Common Stock.......................         3,068,000            864,000        410,000      134,131
Repurchase of Common Stock.....................                --           (213,925)            --           --
Repayment of notes receivable for Common
  Stock........................................                --             97,447             --           --
Net borrowings from bank line of credit........           900,000            850,000      1,325,000    2,550,000
Proceeds from long-term debt financing.........         7,000,000                 --             --           --
Principal payments on long-term debt...........          (500,000)        (2,587,667)      (295,000)    (322,250)
                                                    -------------      -------------   ------------  -----------
Net cash provided by (used in) financing
  activities...................................        10,468,000           (990,145)     1,440,000    2,361,881
                                                    -------------      -------------   ------------  -----------
Net increase (decrease) in cash and cash
  equivalents..................................           671,281            761,601         39,934     (681,047)
Cash and cash equivalents, beginning of
  period.......................................                --            671,281        671,281    1,432,882
                                                    -------------      -------------   ------------  -----------
Cash and cash equivalents, end of period.......     $     671,281      $   1,432,882   $    711,215  $   751,835
                                                    -------------      -------------   ------------  -----------
                                                    -------------      -------------   ------------  -----------

                            See accompanying notes.

                               HAGLER BAILLY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1995, 1996, AND MARCH 31, 1997


1. ORGANIZATION

     Hagler Bailly, Inc. ("Hagler Bailly" or the "Company") is a worldwide provider of a broad array of management consulting and other advisory services to the private and public sectors of the energy, utility, and environmental industries. The Company operates in principally one business segment. The firm is headquartered in the Washington, D.C. metropolitan area and has offices in the United States, Asia, Europe, and Latin America.

     Hagler Bailly was organized under the laws of the state of Delaware and formed for the primary purpose of facilitating the acquisition of RCG/Hagler Bailly, Inc. ("Predecessor") by its management. The Predecessor was a wholly-owned subsidiary of RCG International, Inc. ("RCG"). The date of inception of the Company was May 5, 1995. The Company had no operations from May 5, 1995 to May 25, 1995. Effective on the close of business on May 25, 1995, the Company, through a wholly-owned subsidiary, acquired all of the voting stock of the Predecessor and the Company began operations on May 26, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED FINANCIAL INFORMATION

     The financial information presented as of any date other than December 31 has been prepared from the books and records of the Company without audit. In the opinion of management, the accompanying unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's consolidated financial position as of March 31, 1997, the results of its operations and its cash flows for the periods ended March 31, 1997 and 1996, and the changes in stockholders' equity for the period ended March 31, 1997. The results of operations presented are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, in particular, estimates of revenues and contract costs used in the earnings recognition process. Actual results could differ from those estimates.

                               HAGLER BAILLY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

CASH AND CASH EQUIVALENTS

     Cash equivalents are short-term, highly liquid investments which have an original maturity when acquired of three months or less.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at original cost and depreciated using primarily declining balance methods over their estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized over the shorter of their useful lives or the term of the related leases by use of the straight-line method.

REVENUE RECOGNITION

     Consulting revenue represents revenue generated by professional staff of the Company. Subcontractor and other revenue represents revenue principally generated through the use of subcontractors and independent consultants.

     Revenue from cost-plus fixed-fee contracts is recognized as costs are incurred on the basis of direct costs plus allowable indirect costs and a pro rata portion of estimated fee.

     Revenue from fixed-bid type contracts is recognized on the percentage-of-completion method of accounting with costs and estimated profits included in revenue based on the relationship that contract costs incurred bear to management's estimate of total contract costs. Losses, if any, are accrued when they become known and the amount of the loss is reasonably determinable.

     Revenue from standard daily rate contracts is recognized at amounts represented by the agreed-upon billing amounts and costs are recognized as incurred.

     Amounts billed or received in excess of revenue recognized in accordance with the Company's revenue recognition policy are classified as billings in excess of cost in the accompanying balance sheets.

INCOME TAXES

     The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

     Net income (loss) per share is calculated using the weighted average number of common shares outstanding during each period. In February 1997, the Financial Accounting Standards Board issued FASB No. 128, "Earnings Per Share," which is required to be adopted for the year ended December 31, 1997. Under the new requirements, the dilutive effect of stock options will be excluded for purposes of calculating Basic Earnings per share. For the periods ended March 31, 1996 and March 31, 1997 Basic Earnings per share would have been $0.09 and $0.15, respectively, while Diluted Earnings per share would have been $0.09 and $0.12, respectively. Pursuant to the requirements of the Securities and Exchange Commission Staff Accounting Bulletin No. 83, Common Stock and options to purchase Common Stock issued at prices below the estimated initial public offering ("IPO") of the Company's Common Stock price during the twelve months immediately preceding the contemplated initial filing of the registration statement relating to the IPO, have been included in the computation of net income

                               HAGLER BAILLY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

(loss) per share as if they were outstanding for all periods presented
(using the treasury method assuming repurchase of common stock at the IPO price, even if antidilutive).

RECENT PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company's 1996 consolidated financial statements. SFAS No. 123 allows companies to either account for stock based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board APB No. 25, "Accounting for Stock Issued to Employees," but requires pro forma disclosures in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with APB No. 25. The pro forma disclosures required under SFAS No. 123 are not materially different than the amounts recorded in the Company's consolidated financial statements pursuant to APB No. 25 (See Note 10).

3. ACCOUNTS RECEIVABLE

     The components of accounts receivable are:

                                                                DECEMBER 31,
                                                       ------------------------------  MARCH 31, 1997
                                                            1995            1996        (UNAUDITED)
                                                       --------------  --------------  --------------
Billed amounts.......................................  $    8,665,372  $   10,794,670  $   10,275,582
Unbilled amounts currently billable..................       4,148,455       4,914,425       9,767,497
Retention not currently billable.....................         278,547         214,492         367,638
Allowance for possible losses........................        (358,784)       (884,790)     (1,069,455)
                                                       --------------  --------------  --------------
Total................................................  $   12,733,590  $   15,038,797  $   19,341,262
                                                       --------------  --------------  --------------
                                                       --------------  --------------  --------------

     The activity in the allowance for possible losses is as follows:

                                                                                THREE MONTHS ENDED
                                               PERIOD ENDED   YEAR ENDED            MARCH 31,
                                               DECEMBER 31,  DECEMBER 31,   --------------------------
                                                   1995          1996          1996          1997
                                               ------------  -------------  -----------  -------------
                                                                                   (UNAUDITED)
Beginning of period..........................   $  314,025   $     358,784  $   358,784  $     884,790
Provision for losses charged to expense......      129,484       1,092,713      172,114         98,693
Charge-offs, net of recoveries...............      (84,725)       (566,707)     (44,400)        85,972
                                                ----------   -------------  -----------  -------------
Balance at December 31.......................   $  358,784   $     884,790  $   486,498  $   1,069,455
                                                ----------   -------------  -----------  -------------
                                                ----------   -------------  -----------  -------------

     All billed and unbilled receivable amounts are expected to be collected during the next fiscal year. Management has provided an allowance for amounts which it believes are doubtful as to their ultimate realization. Substantially all the retention relates to contracts for which a final invoice is submitted upon completion of indirect cost audits and contract close-outs; therefore it is anticipated that the retention amounts will not all be collected within the next fiscal year.

                               HAGLER BAILLY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


4. PROPERTY AND EQUIPMENT

     Components of property and equipment are as follows:

                                                                   DECEMBER 31,            MARCH 31,
                                                           ----------------------------      1997
                                                               1995           1996        (UNAUDITED)
                                                           -------------  -------------  -------------
Office equipment and furniture...........................  $   2,339,208  $   3,361,916  $   3,553,405
Leasehold improvements...................................         84,995        176,318        176,318
                                                           -------------  -------------  -------------
                                                               2,424,203      3,538,234      3,729,723
Accumulated depreciation and amortization................       (374,764)    (1,123,785)    (1,343,294)
                                                           -------------  -------------  -------------
                                                           $   2,049,439  $   2,414,449  $   2,386,429
                                                           -------------  -------------  -------------
                                                           -------------  -------------  -------------

     Depreciation expense for the period ended December 31, 1995, the year ended December 31, 1996 and for the three month periods ended March 31, 1996 and 1997 was $375,000, $749,000, $139,000 and $220,000, respectively. Costs of repairs and maintenance of property and equipment are charged to expense as incurred.

5. MANAGEMENT BUY-OUT

     Effective at the close of business on May 25, 1995, the Company purchased all of the outstanding shares of RCG/Hagler Bailly, Inc. from RCG in an acquisition accounted for as a purchase. The consolidated financial statements include the results of operations from the date of acquisition. Under the terms of the Management Buy-Out, the Company agreed to pay approximately $15,587,000 and assume certain tax obligations of the seller. Acquisition related costs of approximately $491,000 were incurred. The purchase was funded by capital contributions, bank debt, and subordinated debt from RCG.

     The purchase price was allocated to the assets acquired and the liabilities assumed based upon their fair values as of the acquisition date. The excess of the purchase price over the fair value of assets acquired in the purchase was recorded as intangible assets, including goodwill, and are being amortized over 5 to 20 years on a straight-line basis. Intangible assets at December 31, 1995 and 1996 and March 31, 1997 is net of accumulated amortization of $334,000, $1,017,000 and $1,201,000 respectively. Amortization expense for the period ended December 31, 1995 and the year ended December 31, 1996 was $334,000 and $683,000, respectively, and for the periods ended March 31, 1996 and 1997 was $143,000 and $184,000, respectively.

     The Company periodically reviews the value of its net intangible assets to determine if an impairment has occurred. Based on its review, the Company does not believe that an impairment of net intangible assets has occurred at December 31, 1996.

     Pro forma unaudited consolidated operating results of the Company for the year ended December 31, 1995 assuming the acquisition had been made as of January 1, 1995 are summarized below:

Pro forma Revenue...........................................................     $49,188,958
Pro forma Net Income........................................................      $1,016,000
Pro forma Earnings per Share                                                           $0.17

     These pro forma results have been prepared for comparative purposes only and include adjustments such as additional amortization expenses as a result of goodwill and other intangible assets and increased interest expense related to debt used to finance the Management Buy-Out. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1995, or of the future results of operations of the consolidated entities.

                               HAGLER BAILLY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. OTHER ASSETS

     As a part of the Management Buy-Out (Note 5), the Company was required to place a deposit in escrow to secure its indemnification of RCG for remaining a guarantor on a lease. At December 31, 1996 and March 31, 1997, the Company has an escrow balance of $350,000. The Company is required to increase the balance unless RCG is released from the lease guarantee (see Note 14).

7. BANK LINE OF CREDIT

     At December 31, 1996, the Company had a line of credit arrangement with a bank which provides funds up to $4,500,000 subject to sufficient collateral. The line is secured primarily by the Company's accounts receivable and contract rights. Under the terms of the line of credit, interest is payable monthly at the bank's prime rate plus 7/8%. There is an annual fee of 3/8% for the unused portion of the available line of credit. The line of credit agreement contains certain covenants which among other things restrict future borrowings and require the Company to maintain certain financial ratios.

8. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                             DECEMBER 31,             MARCH 31,
                                                                     -----------------------------      1997
                                                                          1995           1996        (UNAUDITED)
                                                                     --------------  -------------  -------------
Senior term loan from a bank, in the original, amount of
  $7,000,000, interest payable at the banks prime rate plus 7/8%;
  Subject to certain limitations the Company may fix the interest rate on portions or all of the note, at LIBOR plus 2% for periods ranging from 30-360 days. The interest rate was 7.6% at December
  31, 1996. Principal is due in quarterly installments ranging from
  $250,000 to $384,500, plus interest, over the term of the note,
  secured by the assets of the Company.............................  $    6,500,000  $   3,912,333  $   3,590,083

Subordinated note payable to RCG in the amount of $4,650,000;
  interest at 9.5% payable semiannually; balloon payment due May
  2001.............................................................       4,650,000      4,650,000      4,650,000
                                                                     --------------  -------------  -------------

Total long-term debt...............................................      11,150,000      8,562,333      8,240,083
Less: current portion..............................................       2,088,000      1,289,000      1,318,750
                                                                     --------------  -------------  -------------

Long-term debt, net of current portion.............................  $    9,062,000  $   7,273,333  $   6,921,333
                                                                     --------------  -------------  -------------
                                                                     --------------  -------------  -------------

     The senior term loan also provides that if, at the end of the fiscal year, the Company has cash flow in excess of certain levels, as defined by the credit agreement, such cash must be applied to scheduled principal installments on the note. At December 31, 1995, approximately $908,000 was payable in addition to the scheduled maturities under the note provisions. This excess cash flow payment was made in 1996. At the Company's discretion, an additional $500,000 was paid in relation to the senior term loan in 1996.

                              HAGLER BAILLY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. LONG-TERM DEBT -- (CONTINUED)

     The senior term loan and the subordinated note payable to RCG contain, among other things, certain financial covenant requirements and restrictions on future borrowing and investment, and requires the Company to maintain certain financial ratios. Management believes the carrying amount of the Company's financial instruments approximates their respective fair value.

     The following is a schedule of future principal maturities of long-term debt at December 31, 1996:

YEAR ENDED DECEMBER 31
----------------------
        1997.................................................................     $1,289,000
        1998.................................................................      1,408,000
        1999.................................................................      1,215,333
        2000.................................................................             --
        2001.................................................................      4,650,000
                                                                               -------------
        Total................................................................     $8,562,333
                                                                               -------------
                                                                               -------------

     Cash paid for interest for the period ended December 31, 1995 and the year ended December 31, 1996 was approximately $468,000 and $1,020,000, respectively, and for the periods ended March 31, 1996 and 1997 was approximately $219,000 and $249,000, respectively.

9. INCOME TAXES

     The Company has historically filed its consolidated federal income tax return on the cash basis, whereby for tax purposes, revenue is recognized when received and expenses are recognized when paid. The timing of certain transactions, primarily the collections of accounts receivable and the payments of accounts payable and accrued expenses will be applied to different periods for financial statement and income tax reporting purposes. Deferred federal and state income taxes are provided for these temporary differences. Upon consummation of the contemplated IPO of the Company's Common Stock, the Company would be required to change to the accrual method for income tax reporting.

     Components of income tax expense consisted of the following:

                                                                                 THREE MONTHS ENDED
                                                 PERIOD ENDED    YEAR ENDED          MARCH 31,
                                                 DECEMBER 31,   DECEMBER 31,  ------------------------
                                                     1995           1996         1996         1997
                                                 -------------  ------------  -----------  -----------
                                                                                    (UNAUDITED)
Deferred
Federal........................................   $   580,000    $  639,000   $   313,000  $   424,000
State..........................................       145,000       158,000        78,000      105,000
                                                  -----------    ----------   -----------  -----------
Income tax expense.............................   $   725,000    $  797,000   $   391,000  $   529,000
                                                  -----------    ----------   -----------  -----------
                                                  -----------    ----------   -----------  -----------

                              HAGLER BAILLY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. INCOME TAXES -- (CONTINUED)

     The Company has paid no income taxes since inception. Income tax expense for the period ended December 31, 1995 and the year ended December 31, 1996, varies from the amount which would have been computed using statutory rates as follows:

                                                                                THREE MONTHS ENDED
                                                 PERIOD ENDED   YEAR ENDED          MARCH 31,
                                                 DECEMBER 31,  DECEMBER 31,  ------------------------
                                                     1995          1996         1996         1997
                                                 ------------  ------------  -----------  -----------
                                                                                   (UNAUDITED)
Tax computed at the Federal statutory rate.....   $  572,000    $ (999,000)  $   340,000  $   453,000
State income taxes, net of Federal income tax
  benefit......................................       85,000       107,000        50,000       67,000
Non-deductible charge for stock option
  compensation.................................           --     1,661,000            --           --
Other..........................................       68,000        28,000         1,000        9,000
                                                  ----------    ----------   -----------  -----------
Income tax expense.............................   $  725,000    $  797,000   $   391,000  $   529,000
                                                  ----------    ----------   -----------  -----------
                                                  ----------    ----------   -----------  -----------

     The components of temporary differences including available net operating loss carry-forwards are as follows:

                                                                   DECEMBER 31,            MARCH 31,
                                                           ----------------------------      1997
                                                               1995           1996        (UNAUDITED)
                                                           -------------  -------------  -------------
Deferred tax liabilities:

Accounts receivable......................................  $   5,118,000  $   6,015,000  $   7,736,000
Other....................................................        237,000        146,000        254,000
                                                           -------------  -------------  -------------
Total....................................................      5,355,000      6,161,000      7,990,000
                                                           -------------  -------------  -------------

Deferred tax assets:
  Accounts payable and accrued expenses..................      1,187,000        967,000      1,747,000
  Accrued compensation and benefits......................      1,385,000      1,617,000      1,459,000
  Billings in excess of cost.............................        530,000        811,000        789,000
  Deferred compensation..................................             --        762,000        788,000
  Net operating loss carryforwards available for income
     tax purposes........................................      1,528,000        482,000      1,156,000
                                                           -------------  -------------  -------------
Total....................................................      4,630,000      4,639,000      5,939,000
                                                           -------------  -------------  -------------
Valuation allowance......................................             --             --             --
Net deferred tax liability...............................  $     725,000  $   1,522,000  $   2,051,000
                                                           -------------  -------------  -------------
                                                           -------------  -------------  -------------

10. STOCKHOLDERS' EQUITY

     The Company was authorized at inception to issue 6,915,081 shares of $.01 par value Class A common stock and 2,074,524 shares of $.01 par value Class B common stock. Pursuant to a stockholders' agreement, all of the Company's common stock and options have certain restrictions on ownership and are subject to a repurchase provision. Class B shares were not eligible for dividends and had no voting privileges.

     The Company may grant qualified and non-qualified stock options to employees to purchase common stock under the Employee Incentive and Non-Qualified Stock Option and Restricted Stock Plan (the "Stock Plan"). Prior to December 31, 1996, the Company's Stock Plan was a formula based

                              HAGLER BAILLY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCKHOLDERS' EQUITY -- (CONTINUED)

plan and was authorized to grant options to purchase Class A and B shares. The exercise price of options granted were based upon the book value per share at May 26, 1995, adjusted for accretion of formula value during any interim period up to the grant date. Under the Stock Plan, options to purchase Class B shares granted did not accrue value to the option holder until date of exercise. Options to purchase Class A shares accrued value to the option holder from the date of grant.

     Effective at December 31, 1996, the Company (a) adopted an amendment to its Stock Plan which changed the exercise price of future options to be granted thereunder to the fair value of the underlying Common Stock; and (b) in connection with a reclassification of its Common Stock amended all outstanding options to purchase 971,963 Class B shares vesting on January 1, 1997 to substitute 0.9 of a Class A share for each Class B share underlying such options. In addition, a remaining total of 971,963 options to purchase Class B shares vesting on January 1, 1998, were canceled. As a result, the Company recorded a non-recurring, non-cash charge to operations of $6,172,000 of which $4,618,000 was for options to purchase Common Stock and $1,554,000 was for 394,160 shares of Common Stock sold to employees during 1996. These charges represent the aggregate difference between the exercise price of such outstanding options or the issuance price of Common Stock sold to employees during 1996, as the case may be, and the appraised market value of the underlying Common Stock at December 31, 1996.

     Options granted in 1996 vest over periods ranging from immediately to three years and are exercisable for five years. Options issued prior to 1996 generally vest 50% after eighteen months and fully after an additional year. Once vested, the options are exercisable for ten years.

     Pro forma information regarding net income (loss) and per share data, is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method therein. The fair value for these options was estimated at the date of grant using a minimal valuation method with the following weighted-average assumptions, risk free interest rate of 5.25%, no expected dividends and an average expected life of the options of 5 years.

     For purposes of the pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

     The Company's pro forma information follows:

                                                                                         THREE MONTHS ENDED MARCH
                                                            MAY 26, TO     YEAR ENDED              31,
                                                           DECEMBER 31,   DECEMBER 31,   ------------------------
                                                               1995           1996          1996         1997
                                                           ------------  --------------  -----------  -----------
Net income (loss)........................................   $  910,228   $   (3,696,115) $   581,023  $   703,613
Earnings (loss) per share................................   $     0.15   $        (0.59) $      0.09  $      0.11

                              HAGLER BAILLY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCKHOLDERS' EQUITY -- (CONTINUED)

     The following summarizes option activity:

                                                                        CLASS A      CLASS B      OPTION PRICE
                                                                        OPTIONS      OPTIONS       PER SHARE
                                                                      -----------  -----------  ----------------
1995
----
Granted.............................................................           --    2,074,524  $           0.16
Exercised...........................................................           --     (103,726)
                                                                      -----------  -----------  ----------------
Outstanding at December 31, 1995....................................           --    1,970,798              0.16
1996
----
Granted.............................................................       62,236           --      0.87 -  1.16
Canceled............................................................           --     (971,963)             0.16
Forfeited...........................................................           --      (26,872)             0.16
Substituted.........................................................      874,707     (971,963)             0.16
                                                                      -----------  -----------  ----------------
Outstanding at December 31, 1996....................................      936,943           --      0.87 -  1.16
                                                                      -----------  -----------  ----------------
Exercisable at December 31, 1996....................................      930,028           --      0.87 -  1.16
                                                                      -----------  -----------  ----------------
1997 (Unaudited)
----------------
Granted.............................................................      591,715           --      6.10 - 10.00
Forfeited...........................................................       (5,931)          --      6.10
Exercised...........................................................     (496,162)          --      0.16 -  1.16
                                                                      -----------  -----------  ----------------
Outstanding at March 31, 1997.......................................    1,026,565           --  $   0.16 - 10.00
                                                                      -----------  -----------
                                                                      -----------  -----------
Exercisable at March 31, 1997.......................................      478,802           --  $   0.16 -  6.71
                                                                      -----------  -----------
                                                                      -----------  -----------

11. OPERATING LEASES

     The Company leases office space and equipment located throughout the United States and worldwide, all of which are under operating leases which expire over the next seven years. Substantially all office space leases provide for the Company to pay a pro rata share of annual increases above a stated base amount of the landlords' related real estate taxes and operating expenses. Management expects that in the normal course of business, operating leases will be renewed or replaced by other operating leases. RCG is a guarantor of the office lease (Note 6) for the Company's headquarters location.

     The following is a schedule by years of the future minimum rental payments required under the operating leases that have an initial or remaining noncancellable lease term in excess of one year as of December 31, 1996:

                           YEAR ENDED DECEMBER 31
                           ----------------------
        1997.................................................................     $1,953,000
        1998.................................................................      1,696,000
        1999.................................................................      1,591,000
        2000.................................................................      1,432,000
        2001.................................................................      1,355,000
  Thereafter.................................................................      1,185,000
                                                                               -------------
Total minimum rental payments................................................     $9,212,000
                                                                               -------------
                                                                               -------------

     Total rental expense for the period ended December 31, 1995 and the year ended December 31, 1996 was approximately $1,065,000 and $1,899,000, respectively and for the periods ended March 31, 1996 and 1997 was approximately $528,000 and $637,000, respectively.

                              HAGLER BAILLY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. RETIREMENT PLAN

The Company maintains a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code to provide retirement benefits for all eligible employees. Employees may voluntarily contribute up to 16% of their annual compensation to the Plan, subject to Internal Revenue Service limitations. The Company may, but has no obligation to, make matching contributions. In addition, the Company may, but has no obligation to, make a discretionary contribution to the Plan. Discretionary contributions are allocated to participants' accounts in proportion to their compensation. The Company's discretionary matching and other contributions for 1995 and 1996 were $1,011,000 and $1,371,000, respectively, and for the periods ended March 31, 1996 and 1997 was $508,000 and $716,000, respectively. Rights to benefits provided by the Company's discretionary contributions vest as follows: 40% after two years, 70% after three years and 100% after four years of service. Participants are fully vested in their voluntary contributions.

13. COMMITMENTS AND CONTINGENCIES

COST SUBJECT TO AUDIT

     Under its United States government contracts, the Company is subject to audit by the Defense Contract Audit Agency which could result in adjustments of amounts previously billed. Management believes that the results of such audits will not have a material adverse effect on the Company's financial position or results of operations.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company operates around the world principally in United States currency. The Company may reduce any periodic exposures to fluctuations in foreign exchange rates by creating offsetting ("hedge") positions through the use of derivative financial instruments. The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leverage derivatives. The Company regularly monitors any foreign currency exposures and ensures that hedge contract amounts do not exceed the amounts of the underlying exposures.

     The Company had no open hedge positions at December 31, 1996 or March 31, 1997.

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

     The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in many different countries throughout the world, and the Company's policy is designed to limit exposure with any one institution. As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of these financial institutions.

     At December 31, 1995, 1996 and March 31, 1997, respectively, cash of approximately $465,000, $1,004,000, and $718,000 was located in foreign bank accounts.

                              HAGLER BAILLY, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

MAJOR CUSTOMERS

     At December 31, 1995, 1996 and March 31, 1997, included in accounts receivable was $7,654,726, $6,823,898 and $5,087,180, respectively due from agencies of the United States government. Credit risk with respect to the remaining trade accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across different industries and countries. The Company performs ongoing credit evaluations of its customers financial condition.

     The Company generates revenues from contracts with governmental agencies and private companies within the United States and worldwide. During 1996, the Company recognized approximately, $25,997,000 and $7,555,000 of its revenue from the United States Agency for International Development ("USAID"), a U.S. government agency, and a major public utility, respectively. In 1995 revenues from USAID were approximately $12,313,000. For the periods ended March 31, 1996 and 1997 the Company recognized aggregate revenue of approximately $8,391,000 and $7,360,000, respectively, from USAID and a major public utility. Revenues earned from foreign customers, both commercial and governmental, were approximately $713,000 and $1,314,000 for the period ended December 31, 1995 and the year ended December 31, 1996, respectively and for the periods ended March 31, 1996 and 1997 were approximately $277,000 and $272,000, respectively.

14. SUBSEQUENT EVENTS

     On January 17, 1997, the Board of Directors, in consideration of an authorization to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock to the public, approved resolutions to increase the number of authorized shares of common stock from 6,915,081 to 20,000,000 and authorize for issuance up to 5,000,000 shares of preferred stock, par value $0.01. Also on January 17, 1997, the Board of Directors authorized a 6.915081 for 1 split of the Company's Class A $0.01 par value Common Stock, which will become effective at or prior to the IPO. All references in the accompanying consolidated financial statements have been restated to reflect the authorization of preferred stock and the split of the Company's Common Stock.

     On January 17, 1997, the Company granted options for the purchase of 576,715 shares of Common Stock to employees pursuant to the Stock Plan at an exercise price ranging from $6.10 to $6.71 per share.

     On February 21, 1997, the Company entered into an agreement to repay the $4,650,000 Subordinated Note payable to RCG immediately upon the closing of the IPO. In addition the Company agreed to use its best efforts to effect the release of RCG from the guarantee described in Note 6 by April 30, 1997. To date, the Company has not obtained such release. As a result, RCG has required the Company to increase the escrow described above to $550,000. In the event the IPO is consummated and the Company is unable to obtain such release, RCG has the right to require the Company to increase the escrow described above to an amount equal to the present value of all remaining payments under such lease (approximately $3.6 million at March 31, 1997).

     On March 11, 1997, the Company granted options for the purchase of 15,000 shares of Common Stock to an employee at an exercise price of $10.00 per share.

     On June 17, 1997, the Company granted options for the purchase of 15,000 shares of Common Stock to one employee at an exercise price of $12.00 per share and 15,000 shares of Common Stock to another employee at an exercise price equal to the initial public offering price.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Hagler Bailly, Inc.

We have audited the accompanying balance sheet of RCG/Hagler Bailly, Inc. (predecessor to Hagler Bailly, Inc.) as of December 31, 1994, and the related statements of income, stockholder's equity, and cash flows for the years ended December 31, 1993 and 1994 and for the period from January 1, 1995 to May 25, 1995. These financial statements are the responsibility of RCG/Hagler Bailly, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCG/Hagler Bailly, Inc. at December 31, 1994 and the results of its operations and its cash flows for the years ended December 31, 1993 and 1994, and for the period from January 1, 1995 to May 25, 1995, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Washington, D.C.
February 10, 1997

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                                 BALANCE SHEET

                                                                                                     DECEMBER 31,
                                                                                                         1994
                                                                                                    --------------
Assets
Current assets:
  Cash and cash equivalents.......................................................................  $      565,719
  Short-term investments..........................................................................          81,875
  Accounts receivable, net (Note 3)...............................................................      11,328,321
  Other current assets............................................................................         387,457
                                                                                                    --------------
Total current assets..............................................................................      12,363,372

Property and equipment, net (Note 4)..............................................................       1,582,874

Goodwill, net (Note 5)............................................................................         596,225

Other assets......................................................................................         258,389
                                                                                                    --------------

Total assets......................................................................................  $   14,800,860
                                                                                                    --------------
                                                                                                    --------------

Liabilities and stockholder's equity
Current liabilities:
  Amounts due to parent company...................................................................  $    3,365,574
  Accounts payable and accrued expenses...........................................................       2,362,284
  Accrued compensation and benefits...............................................................       2,765,426
  Billings in excess of cost......................................................................         878,477
                                                                                                    --------------
Total current liabilities.........................................................................       9,371,761
                                                                                                    --------------

Commitments and contingencies (Note 8)

Stockholder's equity:
  Common stock, $.10 par value, 13,650 issued and outstanding.....................................           1,365
  Additional paid-in capital......................................................................         258,189
  Retained earnings...............................................................................       5,169,545
                                                                                                    --------------

Total stockholder's equity........................................................................       5,429,099
                                                                                                    --------------

Total liabilities and stockholder's equity........................................................  $   14,800,860
                                                                                                    --------------
                                                                                                    --------------

                            See accompanying notes.

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                              STATEMENTS OF INCOME

                                                                                                   PERIOD FROM
                                                                     YEAR ENDED DECEMBER 31,        JANUARY 1
                                                                  ------------------------------    TO MAY 25,
                                                                       1993            1994            1995
                                                                  --------------  --------------  --------------
Revenues:
  Consulting revenues...........................................  $   18,053,000  $   22,531,263  $   10,978,000
  Subcontractor and other revenues..............................       8,796,239      13,436,809       8,897,358
                                                                  --------------  --------------  --------------
Total revenues..................................................      26,849,239      35,968,072      19,875,358
Cost of services................................................      21,653,025      29,122,153      16,529,564
                                                                  --------------  --------------  --------------
Gross profit....................................................       5,196,214       6,845,919       3,345,794
Selling, general and administrative expenses....................       3,678,895       4,835,802       2,451,773
                                                                  --------------  --------------  --------------
Income from operations..........................................       1,517,319       2,010,117         894,021
Other income (expense):
  Interest income...............................................           6,095          17,100           3,244
  Interest expense..............................................         (15,335)         (5,474)        (23,503)
                                                                  --------------  --------------  --------------
                                                                          (9,240)         11,626         (20,259)
                                                                  --------------  --------------  --------------
Income before income taxes......................................       1,508,079       2,021,743         873,762
Income tax expense (Note 7).....................................         620,000         843,000         362,000
                                                                  --------------  --------------  --------------
Net income......................................................  $      888,079  $    1,178,743  $      511,762
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

                            See accompanying notes.

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                       COMMON STOCK      ADDITIONAL                      TOTAL
                                                   --------------------    PAID-IN      RETAINED     STOCKHOLDERS'
                                                    SHARES     AMOUNT      CAPITAL      EARNINGS        EQUITY
                                                   ---------  ---------  -----------  -------------  -------------

Balance December 31, 1992........................     13,650  $   1,365  $   258,189  $   3,102,723  $   3,362,277

Net income.......................................         --         --           --        888,079        888,079
                                                   ---------  ---------  -----------  -------------  -------------

Balance December 31, 1993........................     13,650      1,365      258,189      3,990,802      4,250,356

Net income.......................................         --         --           --      1,178,743      1,178,743
                                                   ---------  ---------  -----------  -------------  -------------

Balance December 31, 1994........................     13,650      1,365      258,189      5,169,545      5,429,099

Net income.......................................         --         --           --        511,762        511,762
                                                   ---------  ---------  -----------  -------------  -------------

Balance May 25, 1995.............................     13,650  $   1,365  $   258,189  $   5,681,307  $   5,940,861
                                                   ---------  ---------  -----------  -------------  -------------
                                                   ---------  ---------  -----------  -------------  -------------

                            See accompanying notes.

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                            STATEMENTS OF CASH FLOWS

                                                                                                     PERIOD FROM
                                                                       YEAR ENDED DECEMBER 31,        JANUARY 1
                                                                    ------------------------------   TO MAY 25,
                                                                         1993            1994           1995
                                                                    --------------  --------------  -------------
Operating activities
Net income........................................................  $      888,079  $    1,178,743  $     511,762
Adjustments to reconcile net income to net cash provided by (used
  in) operating activities:
     Depreciation and amortization................................         811,927         779,063        485,719
     Provision for possible losses................................          46,728         163,134         31,120
     Changes in operating assets and liabilities:
        Accounts receivable.......................................        (400,612)     (3,455,893)      (385,966)
        Other assets..............................................        (118,670)       (152,472)      (472,384)
        Accounts payable and accrued expenses.....................        (123,592)        678,924      1,028,214
        Accrued compensation and benefits.........................         421,888         907,395       (573,824)
        Billings in excess of cost................................         (51,495)       (133,587)      (106,832)
                                                                    --------------  --------------  -------------
Net cash provided by (used in) operating activities...............       1,474,253         (34,693)       517,809
                                                                    --------------  --------------  -------------

Investing activities
Purchase of short-term investments................................         (56,394)        (28,731)        (3,250)
Sale of short-term investments....................................              --           3,250             --
Acquisition of property and equipment.............................      (1,136,596)       (785,473)      (649,531)
                                                                    --------------  --------------  -------------
Net cash used in investing activities.............................      (1,192,990)       (810,954)      (652,781)
                                                                    --------------  --------------  -------------

Financing activities
Net borrowings (payments) of amounts due to parent................        (571,787)        461,844        696,126
                                                                    --------------  --------------  -------------
Net cash provided by (used in) financing activities...............        (571,787)        461,844        696,126
                                                                    --------------  --------------  -------------

Net increase (decrease) in cash and cash equivalents..............        (290,524)       (383,803)       561,154
Cash and cash equivalents, beginning of period....................       1,240,046         949,522        565,719
                                                                    --------------  --------------  -------------
Cash and cash equivalents, end of period..........................  $      949,522  $      565,719  $   1,126,873
                                                                    --------------  --------------  -------------
                                                                    --------------  --------------  -------------

                            See accompanying notes.

                             RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                          NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR
                 THE PERIOD FROM JANUARY 1, 1995 TO MAY 25, 1995


1. ORGANIZATION AND BASIS OF PRESENTATION

     RCG/Hagler Bailly, Inc. is a leading worldwide provider of a broad array of management consulting and other advisory services to the private and public sectors of the energy, utility, and the environmental industries. The Company operates in principally one business segment. The firm is headquartered in the Washington, D.C. metropolitan area and has offices in the United States, Asia, Europe, and Latin America.

     RCG/Hagler Bailly, Inc. was originally founded in 1980 as Hagler Bailly Consulting, Inc. In 1984, Hagler Bailly Consulting, Inc. was acquired by RCG International, Inc. ("RCG"), an indirect subsidiary of Reliance Group Holdings, Inc. ("Reliance") and renamed RCG/Hagler Bailly Inc. RCG/Hagler Bailly, Inc. is the predecessor to Hagler Bailly, Inc. Hagler Bailly, Inc. acquired all of the voting stock of RCG/Hagler Bailly, Inc. effective at the close of business on May 25, 1995.

     The statements of income include allocations of certain corporate expenses (see note 6) from RCG. Management believes the allocations are reasonable; however, these allocated expenses are not necessarily indicative of expenses that would have been incurred by the Company on a stand-alone basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates of revenues and contract cost used in the earnings recognition process. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents are short-term, highly liquid investments which have an original maturity when acquired of three months or less. Short-term investments are recorded at the lower of cost or market and are classified based on the Company's intent to liquidate those investments within one year. Included on the Company's balance sheet at December 31, 1994 is $257,666 in cash in foreign bank accounts.

PROPERTY AND EQUIPMENT

     Purchases of property and equipment are recorded at original cost and depreciated using primarily the straight-line method over their estimated useful lives of five to seven years.

REVENUE RECOGNITION

     Consulting revenue represents revenue generated by professional staff of the Company. Subcontractor and other revenue represents revenue principally generated through the use of subcontractors and independent consultants.

     Revenue from fixed-bid type contracts is recognized on the percentage-of-completion method of accounting with costs and estimated profits included in revenue based on the relationship that contract costs incurred bear to management's estimate of total contract costs. Losses, if any, are accrued when they become known and the amount of the loss is reasonably determinable.

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR
                THE PERIOD FROM JANUARY 1, 1995 TO MAY 25, 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Revenue from standard daily rate contracts is recognized at amounts represented by the agreed-upon billing amounts and costs are recognized as incurred.

     Amounts billed or received in excess of revenue recognized in accordance with the Company's revenue recognition policy are classified as billings in excess of cost in the accompanying balance sheet.

EARNINGS PER SHARE

     The Company is a wholly-owned subsidiary and, accordingly, earnings per share information for the Company is not relevant and is therefore not presented.

3. ACCOUNTS RECEIVABLE

     At December 31, 1994, the components of accounts receivable are as follows:

                                                                                   1994
                                                                              --------------
Billed amounts..............................................................  $    7,213,471
Unbilled amounts currently billable.........................................       4,251,175
Retention not currently billable............................................         177,700
Allowance for possible losses...............................................        (314,025)
                                                                              --------------
Total.......................................................................  $   11,328,321
                                                                              --------------
                                                                              --------------

     The activity in the allowance for possible losses for the year ended December 31, 1994 is as follows:

                                                                                    1994
                                                                                 -----------
Balance at January 1, 1994.....................................................  $   205,294
Provision for losses charged to expense........................................      163,134
Charge-offs, net of recoveries.................................................      (54,403)
                                                                                 -----------
Balance at December 31, 1994...................................................  $   314,025
                                                                                 -----------
                                                                                 -----------

     All billed and unbilled receivable amounts are expected to be collected during the next fiscal year. Management has provided an allowance for amounts which it believes are doubtful as to their ultimate realization. Substantially all the retention relates to contracts for which a final invoice is submitted upon completion of indirect cost audits and contract close-outs; therefore, it is anticipated that the retention amounts will not all be collected within the next fiscal year.

4. PROPERTY AND EQUIPMENT

     Components of property and equipment at December 31, 1994 are as follows:

Office equipment and furniture..............................................  $    3,157,257
Leasehold improvements......................................................         123,578
                                                                              --------------
                                                                                   3,280,835
Accumulated depreciation and amortization...................................      (1,697,961)
                                                                              --------------
                                                                              $    1,582,874
                                                                              --------------
                                                                              --------------

                                      F-24

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR
                THE PERIOD FROM JANUARY 1, 1995 TO MAY 25, 1995

4. PROPERTY AND EQUIPMENT -- (CONTINUED)

     Depreciation expense for the years ended December 31, 1993 and 1994, and the period January 1, 1995 through May 25, 1995 was $706,692, $600,291 and $271,025, respectively. Costs of repairs and maintenance of property and equipment are charged to expense as incurred.

5. GOODWILL

     The Company recorded as goodwill the amount in excess of the net assets acquired related to several asset purchases consummated from 1986 to 1989. Goodwill is amortized over 15 years and is presented net of accumulated amortization of $375,395 at December 31, 1994. Amounts charged to amortization expense were $64,788, $64,788 and $26,995 for the years ended December 31, 1993 and 1994, and for the period from January 1, 1995 to May 25, 1995.

     The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. Based on its review, the Company does not believe that an impairment of goodwill has occurred at December 31, 1994.

6. RELATED PARTIES

     RCG allocated a management fee of $250,000 for both the years ended December 31, 1993 and 1994. No management fee allocation was made to the Company for the period from January 1 to May 25, 1995. The management fee charge was intended to cover corporate support functions performed by RCG such as but not limited to account maintenance, treasury and cash management functions, benefits administration and other general corporate support functions.

7. INCOME TAXES

     The results of the Company's operations were included in the consolidated U.S. federal income tax return of Reliance. Such income taxes were settled by the Company with Reliance through its intercompany account. Included in the amounts due to Parent Company at December 31, 1994 was approximately $161,000 related to income taxes.

     The components of income tax expense consisted of the following:

                                                                                            PERIOD FROM
                                                                  YEAR ENDED DECEMBER 31,    JANUARY 1
                                                                  ------------------------  TO MAY 25,
                                                                     1993         1994         1995
                                                                  -----------  -----------  -----------
Current
  Federal.......................................................  $   497,000  $   675,000  $   290,000
  State.........................................................      123,000      168,000       72,000
                                                                  -----------  -----------  -----------
                                                                  $   620,000  $   843,000  $   362,000
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------

     Income tax expense for the years ended December 31, 1993 and 1994 and for the period from January 1 to May 25, 1995 reflected in the accompanying financial statements varies from the amount which would have been computed using statutory rates as follows:

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR
                THE PERIOD FROM JANUARY 1, 1995 TO MAY 25, 1995

7. INCOME TAXES -- (CONTINUED)

                                                                                            PERIOD FROM
                                                                  YEAR ENDED DECEMBER 31,    JANUARY 1
                                                                  ------------------------  TO MAY 25,
                                                                     1993         1994         1995
                                                                  -----------  -----------  -----------
Tax computed at the Federal statutory rate......................  $   513,000  $   687,000  $   297,000
State income taxes, net of Federal income tax benefit...........       75,000      101,000       44,000
Other-primarily nondeductible expenses..........................       32,000       55,000       21,000
                                                                  -----------  -----------  -----------
Income tax expense..............................................  $   620,000  $   843,000  $   362,000
                                                                  -----------  -----------  -----------
                                                                  -----------  -----------  -----------


     Deferred taxes were maintained at the parent company level for temporary differences between book and tax income. The amounts related to RCG/Hagler Bailly, Inc. for such temporary differences at December 31, 1994 were not significant.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases office space and equipment at principal locations, all of which are under operating leases which expire over the next ten years. Substantially all leases provide for the Company to pay a pro rata share of annual increases above a stated base amount of the landlords' related real estate taxes and operating expenses.

     The Company expects that in the normal course of business, operating leases will be renewed or replaced by other operating leases.

     The following is a schedule by years of the future minimum rental payments required under the operating leases that have an initial or remaining noncancellable lease term in excess of one year at December 31, 1994:

YEAR ENDED DECEMBER 31
----------------------
        1995................................................................     $ 1,855,000
        1996................................................................       2,069,000
        1997................................................................       1,953,000
        1998................................................................       1,696,000
        1999................................................................       1,591,000
  Thereafter................................................................       3,972,000
                                                                              --------------
Total future minimum rental payments........................................     $13,136,000
                                                                              --------------
                                                                              --------------

     Total rental expense for the years ended December 31, 1993 and 1994 and the period from January 1 to May 25, 1995 was $1,064,000, $1,267,000 and $745,000,
respectively.

     RCG is a guarantor of the lease agreement for the Company's headquarters location.

                            RCG/HAGLER BAILLY, INC.
                      (PREDECESSOR TO HAGLER BAILLY, INC.)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 YEARS ENDED DECEMBER 31, 1993 AND 1994 AND FOR
                THE PERIOD FROM JANUARY 1, 1995 TO MAY 25, 1995

8. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

COSTS SUBJECT TO AUDIT

     Under its United States government contracts, the Company is subject to audit by the Defense Contract Audit Agency which could result in adjustments of amounts previously billed. Management believes that the results of such audits will not have a material effect on the Company's financial position or results of operations.

MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

     Cash balances in excess of short-term operating requirements are swept into the Parent Company accounts. The Company maintains cash and cash equivalents and short term investments with various financial institutions. As part of its cash management process, the Company performs periodic evaluations of relative credit standing of these financial institutions.

     At December 31, 1994, included in accounts receivable was $8,678,735 due from agencies of the United States government. Credit risk with respect to the remaining trade accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across different industries and countries. The Company performs ongoing credit evaluations of its customers' financial condition.

     The Company generates revenues from contracts with governmental agencies and private companies within the United States and worldwide. During the years ended December 31, 1993, 1994, and for the period January 1 to May 25, 1995 the Company recognized approximately $9,348,000, $18,763,000, and $13,799,000, respectively, in revenue from the United States Agency for International Development ("USAID"). USAID revenues are earned under both foreign and domestic programs. Revenues earned from foreign customers, both commercial and governmental, were approximately $1,248,000, $1,278,000, and $629,000 for the years ended December 31, 1993 and 1994, and for the period January 1 to May 25, 1995, respectively.

9. RETIREMENT PLAN

     Employees of RCG/Hagler Bailly, Inc. may participate in the Reliance retirement plan which is a tax-deferred savings plan under Section 401k of the Internal Revenue Code. Employees may voluntarily contribute up to 16% of their annual salaries to the Plan. The Company also sponsors a qualified profit sharing plan to which the Company may elect to make discretionary contributions. The Company's discretionary contributions for the year ended December 31, 1993 and 1994, and for the period January 1 to May 25, 1995 were $627,521, $745,573 and $500,801 respectively. Rights to benefits provided by the Company's discretionary contributions vest as follows: 40% after two years and 70% after three years until full vesting is achieved after four years of service. Participants are fully vested in their voluntary contributions.

1. Picture of a mountain scene with the following text overlay:

Hagler Bailly

A World Ahead

Serving energy, utility and environmental clients -- private and public -- throughout the world . . .

     Creating tangible value . . .

          o Growing the revenue stream

          o Globalizing the enterprise

          o Meeting environmental challenges

          o Building the technological spine

          o Reforming and restructuring contracts

          o Identifying and closing strategic transactions

[The Company's address, phone number and Web address]

================================================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                                     PAGE

Prospectus Summary...............................      3
Risk Factors.....................................      6
The Company......................................     12
Use of Proceeds..................................     12
Dividend Policy..................................     13
Capitalization...................................     13
Dilution.........................................     14
Selected Consolidated Financial Data.............     15
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............     17
Business.........................................     26
Management.......................................     38
Certain Transactions.............................     46
Principal and Selling Stockholders...............     47
Description of Capital Stock.....................     48
Shares Eligible for Future Sale..................     51
Underwriting.....................................     52
Legal Matters....................................     54
Experts..........................................     54
Additional Information...........................     54
Index to Financial Statements....................    F-1

                               ------------------

    UNTIL JULY 28, 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                                3,150,000 SHARES


                                     [LOGO]


                              HAGLER BAILLY, INC.


                                  COMMON STOCK


                              --------------------
                                   PROSPECTUS
                              --------------------


                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MONTGOMERY SECURITIES


                                  JULY 3, 1997


================================================================================